FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

Index

Item	Description of Item

1.	Material Announcement, April 17, 2008

2.	Summary of Minutes of the 430th Meeting of the Board of Directors, April 24, 2008

3.	CEMIG Distribuição S.A., Summary of Minutes of the 68th Meeting of the Board of Directors, April 24, 2008

4.	CEMIG Geração e Transmissão S.A., Summary of Minutes of the 66th Meeting of the Board of Directors, April 24, 2008

5.	Notice to Stockholders, April 25, 2008

6.	Minutes of Ordinary and Extraordinary General Stockholders’ Meetings, April 25, 2008

7.	CEMIG Distribuição S.A., Minutes of Ordinary and Extraordinary General Stockholders’ Meetings, April 25, 2008

8.	CEMIG Geração e Transmissão S.A., Minutes of Ordinary and Extraordinary General Stockholders’ Meetings, April 25, 2008

9.	Market Announcement, April 28, 2008

10.	Material Announcement, April 28, 2008

11.	Market Announcement – 1Q 2008 results

12.	Earnings Release – 1Q 2008

1.                                       Material Announcement, April 17, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

MATERIAL ANNOUNCEMENT

Companhia Energética de Minas Gerais – Cemig, a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the public, in accordance with CVM Instructions 358 and 359 of 3 and 22 January 2002, and its commitment to best corporate governance practices, that it has signed a 20-year contract (expiring in 2028) for supply of electricity to the industrial plants of the Votorantim Group in the Southeastern and Central-Western Regions of Brazil.

Cemig will supply the Votorantim Group with different annual levels of electrical power varying from 145 average MW in the current year to 670 average MW in some of the years. The overall total value of the contract is of the order of R$ 10,5 billion.

For the Votorantim Group, the agreement guarantees its present and future supply of electricity, making it possible for it to expand its business in Minas Gerais and Brazil. For Cemig, it is part of the corporate strategy of helping facilitate the industrial growth of its clients.

Belo Horizonte, April 17, 2008.

Luiz Fernando Rolla
Chief Officer for Finance, Investor Relations and Control of Holdings

Av.Barbacena 1200, Santo Agostinho, 30190-131 Belo Horizonte, MG, Brazil. Tel.: +55-31 3506-5024. Fax: +55-31 3506-5025

2.                                       Summary of Minutes of the 430th Meeting of the Board of Directors, April 24, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG
Listed company
CNPJ 17.155.730/0001-64
NIRE 31300040127

SUMMARY OF THE DECISIONS OF THE 430TH MEETING OF THE BOARD OF DIRECTORS

At its meeting held on April 24, 2008 the Board of Directors of Companhia Energética de Minas Gerais approved the following matter:

1.     The Jirau Hydroelectric Complex.

3.     CEMIG Distribuição S.A., Summary of Minutes of the 68th Meeting of the Board of Directors, April 24, 2008

CEMIG DISTRIBUIÇÃO S/A

Listed company

CNPJ  06.981.180/0001-16

Summary of principal decisions

At its 68th meeting, held on April 24, 2008, the Board of Directors of Cemig Distribuição S.A. approved the following matter:

1.               Until 12/31/2008, delegation of powers to enter into contracts for sale of electricity, retail supply of electricity and reserve of demand, use of the distribution system, use of the transmission system with the National System Operator (ONS), connection to the distribution system, sharing of distribution infrastructure, and other agreements.

4.                                       CEMIG Geração e Transmissão S.A., Summary of Minutes of the 66th Meeting of the Board of Directors, April 24, 2008

CEMIG GERAÇÃO E TRANSMISSÃO S/A

Listed company – CNPJ 06.981.176/0001-58.

Summary of principal decisions

At its 66th meeting, held on April 24, 2008, the Board of Directors of Geração e Transmissão S.A. approved the following matters:

1.     Delegation of powers, until 12/31/2008, to sign electricity sale contracts.

2.     The Jirau Hydroelectric Complex.

5.   Notice to Stockholders, April 25, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

We advise our stockholders that the Ordinary and Extraordinary General Meeting of Stockholders held on this date, decide as follows:

1.    INCREASE IN REGISTERED CAPITAL AND STOCK BONUS:

1.1.      Increase of the registered capital by R$ 2,432,307,280.00, to R$ 2,481,507,565.00, through the issue of 9,840,057 new shares, of which 4,300,891 would be nominal common shares and 5,539,166 would be nominal preferred shares, each with nominal unit value of R$ 5.00 (five Reais), through capitalization of R$ 49,200,285.00 upon the incorporation of the amounts paid as principal under Clause 5 of the Contract for Assignment of Credit of the Outstanding Balance on the CRC (Results Compensation) account. As a consequence, a stock bonus in the proportion of 2.022782458% will be distributed to stockholders in new shares, of the same type as those held, also with nominal unit value of R$ 5.00 (five Reais).

1.2.      All stockholders whose names are on the company’s Nominal Share Register on April 25, 2008 will be entitled to this benefit. These shares will trade “ex-” the right to this bonus from the date April 28, 2008.

1.3.      Under §1 of Article 25 of Federal Revenue Service Normative Instruction 25/2001, the unit cost of acquisition attributed to shares in the bonus is R$ 5.00.

1.4.      According to CVM (Securities Commission) Normative Instruction 168/91, the amount obtained in Reais on sale of any fractions resulting from the calculation of the bonus will be paid to the holders of those fractions jointly with the payment of the first installment of the dividend for the 2007 business year.

2.    DIVIDENDS

In accordance with sub-clause “b” of the sole sub-paragraph of Article 28 of our bylaws, the amount of
R$ 867,725,000, corresponding to R$ 1.749127683 per share after stock bonus, will be distributed in the form of dividend, in view of the net profit of R$ 1,735,449,000 for 2007, as follows:

a.               Stockholders whose names are on the company’s Nominal Share Register on April 25, 2008 will be entitled to this benefit.

The shares will be traded “ex-dividend”, from the date April 28, 2008.

We remind stockholders of the importance of updating their details with us, since payment of proceeds of corporate action can be made only to stockholders whose information is up to date or who have a current account, with any bank, registered with Bradesco S.A. (the institution that manages Cemig’s Nominal Share Registry. For this purpose they should visit any branch of Bradesco, with their personal documents.

Belo Horizonte, April 25, 2008

Luiz Fernando Rolla
Chief Officer for Finance, Investor Relations and Control of Holdings

6.                                                                                       Minutes of Ordinary and Extraordinary General Stockholders’ Meetings, April 25, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG
CNPJ 17.155.730/0001-64 – NIRE 31300040127

MINUTES OF ORDINARY AND EXTRAORDINARY GENERAL MEETINGS
OF STOCKHOLDERS, HELD ON APRIL 25, 2008.

On April 24, 2008 at 10.30 a.m., at the company’s head office, Av. Barbacena, 1200, 18th Floor, Belo Horizonte, Minas Gerais State, Brazil, stockholders of Companhia Energética de Minas Gerais – Cemig, representing more than two-thirds of the registered capital with the right to vote, as recorded in the Stockholders’ Attendance Book, where all signed and made the required statements, met in Ordinary and Extraordinary General Meetings, on first convocation. The stockholder State of Minas Gerais was represented by Mr. José Bonifácio Borges de Andrada, Attorney-General of the State of Minas Gerais, in accordance with the legislation in force. The following were also present: Audit Board Member Aristóteles Luiz Menezes Vasconcelos Drumond, KPMG Auditores Independentes, represented by Marco Túlio Fernandes Ferreira, CRC-MG 058176/O-0, and Gustavo Fernandes Guimarães, CRC-MG 068539/O-1, and the Chief Officers Luiz Fernando Rolla.

Initially, Anamaria Pugedo Frade Barros, Superintendent of the Cemig General Secretariat Office, informed the meeting that there was a quorum for holding the Ordinary and Extraordinary General Meetings of Stockholders, and that the stockholders present should choose a Chairman for these meetings, in accordance with Clause 10 of the company’s Bylaws.

Taking the floor, the representative of the State of Minas Gerais proposed the name of the stockholder Manoel Bernardino Soares to chair the meeting. The proposal of the representative of the stockholder State of Minas Gerais was put to a vote and approved unanimously.

The Chairman then stated the two meetings to be open and invited me, Anamaria Pugedo Frade Barros, stockholder, to be Secretary of the meeting, requesting me to read the Convocation Announcement, published in the newspapers Minas Gerais, the official journal of the powers of the state, O Tempo and Gazeta Mercantil, on March 11, 12 and 13, with the following content:

“COMPANHIA ENERGÉTICA DE MINAS GERAIS-CEMIG
LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127
ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS
CONVOCATION

Stockholders are hereby called to the Ordinary and Extraordinary General Meetings of Stockholders to be held on April 25, 2008 at 10.30 a.m. at the company’s head office, Av. Barbacena 1200, 18th floor, B1 wing, in the city of Belo Horizonte, de Minas Gerais, to decide on the following matters:

1                  Examination, discussion and voting on the report of management and the financial statements for the year ended December 31, 2007, and the respective complementary documents.

2                  Allocation of the net profit for 2007, in the amount of R$ 1,735,449,000, in accordance with Article 192 of Law 6404 of December 15, 1976 as amended.

3                  Decision on the form and date of payment of the obligatory dividend, in the amount of R$ 867,725,000.

4                  Decision on the allocation to be adopted between the amount capitalized and the amount corresponding to the payments relating to the first to eighth installments of the amortization of the principle of the said Agreement for assignment of credit.

5-              Approval of the increase of the registered capital from R$ 2,432,307,280.00 to R$ 2,481,507,565.00 through the issue of 9,840,057 new shares, upon capitalization of the amount of R$ 49,200,285.00 referring to the incorporation of the installments paid as updated principal until December 1995 under Clause 5 of the Contract for Assignment of Credit of the Outstanding Balance on the CRC (Results Compensation) Account, signed between the State of Minas Gerais and the Company, distributing, as a consequence, to the stockholders a stock bonus of 2.022782458% in new shares, of the same type as those held, with nominal unit value of R$ 5.00.

6                  Authorization to the Executive Board to take measures relating to the stock bonus of 2.022782458%, in new shares, of the same type as those held, with nominal unit value of R$ 5.00, to stockholders of the shares making up the capital of R$ 2,432,307,280, whose names are in the Nominal Share Registry on the date that these General Meetings of Stockholders are held, including: attribution of this bonus; sale on a securities exchange of amounts of whole numbers of nominal shares resulting from the sum of the remaining fractions, arising from the said bonus and division of the net proceeds of the sale, proportionately, to the holders of the fractions traded; decision on the date and form of payment of this sale; all the shares resulting from this bonus having the same rights as those shares from which they originate.

7                  Subsequent redrafting of the head paragraph of Clause 4 of the bylaws, as a result of the increase of the registered capital mentioned above.

8                  Election of sitting members and substitute members of the Audit Board and setting of their remuneration.

9                  Alteration in the composition of the board of Directors, as a result of resignation or dismissal of members, as requested by the stockholder Southern Electric Brasil Participações Ltda., in correspondence filed at the company.

10            Setting of the remuneration of the managers of the company.

11            Authorization for the representative of Companhia Energética de Minas Gerais to vote in favor of the following matters at the Ordinary and Extraordinary General Meetings of Cemig Distribuição S.A. to be held, jointly, on April 5, 2008:

a.               Examination, discussion and voting of the report of management and financial statements, for the business year ended December 31, 2007, and the respective complementary documents.

b.              Allocation of the net profit for 2007, in the amount of R$ 771,208,000, in accordance with Article 192 of Law 6404 of December 15, 1976, as amended.

c.               Decision on the form and date of payment of the Interest on Equity, and complementary dividends, in the amount of R$ 680,648,000.

d.              Change in the composition of the Board of Directors as a result of resignation, if there is an alteration in the composition of the Board of Directors of Cemig.

e.               Election of sitting members and substitute members of the Audit Board.

12            Authorization for the representative of Companhia Energética de Minas Gerais to vote in favor of the following matters at the Ordinary and Extraordinary General Meetings of Cemig Geração e Transmissão S.A. to be held, jointly, on April 25, 2008:

a.               Examination, discussion and voting of the report of management and financial statements, for the business year ended December 31, 2007, and the respective complementary documents.

b.              Allocation of the net profit for 2007, in the amount of R$ 747,024,000, in accordance with Article 192 of Law 6404 of December 15, 1976, as amended.

c.               Decision on the form and date of payment of the Interest on Equity, and complementary dividends, in the amount of R$ 709,673,000.

d.              Change in the composition of the Board of Directors as a result of resignation, if there is an alteration in the composition of the Board of Directors of Cemig.

e.               Election of sitting members and substitute members of the Audit Board.

Under Article 3 of CVM Instruction 165 of December 11, 1991, adoption of the multiple voting system for election of members of the company’s Board requires the vote of stockholders representing a minimum percentage of 5% (five per cent) of the voting stock.

Any stockholder who wishes to be represented by proxy in General Meetings of Stockholders should obey the terms of Article 126 of Law 6406/76, as amended, and the sole paragraph of Clause 9 of the Company’s Bylaws, depositing, preferably by April 22, 2008, proofs of ownerships of the shares issued by a depositary financial institution, and a power of attorney with special powers, at the General Secretariat of the Company at Av. Barbacena 1200, 19th floor, B1 wing, Belo Horizonte, Minas Gerais, or showing them at the time of the meeting.

Belo Horizonte, Brazil, March 6, 2008.

Marcio Araujo de Lacerda
Chairman of the Board of Directors”

Before the items on the agenda of this meeting were put to debate and the vote, the representative of the stockholder Southern Electric Brasil Participações Ltda. stated that the changes in the Bylaws made by the Extraordinary General Meeting of Stockholders of October 25, 1999, and also the subsequent meetings, were approved only by virtue of the suspension of the Stockholders’ Agreement, by decision of the Courts, and were thus provisional and precarious.

He stated that hence the acts and operations practiced or submitted to approval by the management bodies of Cemig, supported by the said changes in the Bylaws made under the protection of the Court decision in force today, may, at any moment, be reviewed and withdrawn from the world of legal existence.

On this question, the representative of the stockholder State of Minas Gerais reminded the meeting that the decision which annulled the Stockholders’ Agreement signed between the State of Minas Gerais and Southern Electric Brasil Participações Ltda. no longer has an interim or provisional character.

It is, he said, a decision on the merit and it is thus a case not of suspension but of annulment.

He added that there is already in existence a decision on the merit that annuls the Stockholders’ Agreement confirmed by the Appeal Court of the State of Minas Gerais.

He further explained that the decisions of these Meetings can only take into account what exists in reality and at the present moment, and that it would be irresponsible not to vote on matters, in expectation of Court decisions, since, in reality, the said Stockholders’ Agreement, by force of Court judgment, cannot produce any effect and the decisions taken are taken within strict compliance with the Court decision.

Finally, he noted that the Extraordinary and Special Appeals brought by Southern were not admitted by the Vice-chairman of the Minas Gerais Appeal Court, and that the Higher Appeal Court refused the interlocutory and special appeals brought by Southern, thus underlining and reinforcing the legal situation already stated by the Minas Gerais Appeal Court, that is to say, the inefficacy of the Stockholders’ Agreement subject of the action.

Once again taking the floor, the representative of Southern Electric Brasil Participações Ltda. stated that the Interlocutory Appeal brought against the dispatch denying the Extraordinary Appeal is awaiting judgment in proceedings in the Federal Supreme Court.

Then, the Chairman, in accordance with item 1 of the agenda, placed in debate the Report of Management and the Financial Statements for the year ended December 31, 2007, and the respective complementary documents, explaining that they have been widely disclosed in the press, since they were placed at the disposal of stockholders by a notice published in the newspapers Minas Gerais, the official journal of the powers of the state, O Tempo and Gazeta Mercantil, on March 11, 12 and 13 of this year, and published in the same publications on April 8 of this year.

The Chairman then put to the vote the Report of Management and the Financial Statements for the year ended December 31, 2006, and the respective complementary documents, and they were approved, with the persons legally impeded abstaining. The fund Citibank NA also abstained.

Continuing the proceedings, the Chairman requested the Secretary to read the proposal by the Board of Directors, which deals with items 2, 3 and 6 to 13 of the agenda, and also the Opinions of the Audit Board thereon, the contents of which documents are as follows:

PROPOSAL BY THE BOARD OF DIRECTORS TO THE
ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS
TO BE HELD, TOGETHER, ON APRIL 25, 2008.

To the Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais (Cemig) –

• in view of:

•	Article 192 of Law 6404, of December 15, 1976, as amended, and Clauses 20, 21 and 22 of the Bylaws, and the Financial Statements for 2007, presenting net profit of R$ 1,735,449,000;

•

Clause Five – Incorporation of capital – of the Agreement for Assignment of the Outstanding Balance on the CRC (Results Compensation) Account, signed on May 31, 1995, between the State of Minas Gerais and Companhia Energética de Minas Gerais – Cemig, stating that the amounts effectively paid by the State of Minas Gerais as principal shall be incorporated into the Company’s registered capital;

•

the payments made by the State of Minas Gerais in relation to installments number 1 to 8 of amortization of the principal, adjusted in accordance with the Fifth Amendment to the Agreement for Assignment of the Outstanding Balance of the CRC (Results Compensation) Account, total R$ 49,200,286.26 (forty nine million, two hundred thousand, two hundred and eighty six Reais and twenty-six centavos), after discounting of the amounts incorporated into the capital in 2002, in the form of a bonus, in new shares, in the amount of R$ 31,543,205.93 (thirty one million, five hundred and forty three thousand, two hundred and five Reais and ninety-three centavos), according to the said Clause Five;

•	Sub-clause “g” of paragraph 4 of Clause 21 of the Company’s Bylaws;

• now proposes to you the following:

I)             That the net profit for 2007, in the amount indicated, should be allocated as follows:

1)	R$ 86,772,000, or 5% of the net profit, should be allocated to the Legal Reserve, in accordance to sub-clause “a” of the sole sub-paragraph of Clause 28 of the Bylaws.

2)

R$ 305,573,00 should be allocated to the Retained Earnings account, for use in investments and payment of expenses, taxes and service of debt, as per the Cash Budget approved CRCA-081/2007, of December 29, 2007.

3)

R$ 867,725,000 should be allocated as an obligatory dividend to the stockholders of the company, in accordance with sub-clause “b” of the sole sub-paragraph of Article 28 of the Bylaws and the applicable legislation.

4)	R$ 475,379,000 should be kept in Stockholder’s Equity in the account reserved under the Bylaws specified in sub-clause “c”, sole sub-paragraph of Article 28 and Article 30 of the Bylaws.

• the payments of dividends to be made in two installments, by June 30 and December 30, 2008, and may be brought forward, depending on the availability of cash and decision by the Executive Board; and the decision on extraordinary dividends may take place over the business year of 2008, after decision on the plan for acquisition of assets specified in the Strategic Plan.

Appendix 1 summarizes the cash budget of Cemig for 2008, approved by the Board of Directors, characterizing the inflows of funds and disbursements for compliance with the allocations of the profit for the year.

Appendix 2 summarizes the calculation of the dividends proposed by the Management, in accordance with the Bylaws.

II)            Approval of the increase of the registered capital from R$ 2,432,307,280.00 (two billion, four hundred and thirty two million, three hundred and seven thousand, two hundred and eighty Reais) to R$ 2,481,507,565.00 (two billion, four hundred and eighty one million, five hundred and seven thousand, five hundred and sixty-five Reais) through the issue of 9,840,057 (nine million, eight hundred and forty thousand and fifty seven) new shares, of which 4,300,891 (four million, three hundred thousand, eight hundred and ninety-one) are common, nominal shares of nominal unit value R$ 5.00 (five Reais) each, and 5,539,166 (five million, five hundred and thirty nine thousand, one hundred and sixty-six) are preferred shares, with nominal value of R$ 5.00 (five Reais) each, upon capitalization of the amount of R$ 49,200,285.00 (forty nine million, two hundred thousand, two hundred and eighty five Reais), referring to the incorporation of the installments paid as updated principal until December 1995 under Clause 5 of the Contract for Assignment of Credit of the Outstanding Balance on the CRC (Results

Compensation) Account, signed on May 31, 1995 between the State of Minas Gerais and Companhia Energética de Minas Gerais – Cemig, distributing, as a consequence, to the stockholders a stock bonus in the proportion of 2.022782458% in new shares, of the same type as those held, with nominal unit value of R$ 5.00 (five Reais).

•              The difference between the amount capitalized and the amount corresponding to the payments made by the State of Minas Gerais in relation to the installments numbers 1 to 8 of amortization of the principal of the said Contract for Assignment of Credit, adjusted in accordance with the Fifth Amendment to that Contract for Assignment of Credit, that is to say R$ 1.26 (one Real and twenty-six centavos) shall be maintained in the balance for future incorporations in view of the minimum value for incorporation being the nominal value of one share.

III)           Consequent redrafting of the head paragraph of Article 4 of the Bylaws, which shall now read as follows:

“Clause 4: The company’s registered capital is R$ 2,481,507,565.00 (two billion, four hundred and eighty one million, five hundred and seven thousand, five hundred and sixty-five Reais) represented by:

a)	216,923,394 (two hundred and sixteen million, nine hundred and twenty three thousand, three hundred and ninety-four) nominal common shares each with nominal value of R$ 5.00 (five Reais);

b)	279,378,119 (two hundred and seventy nine million, three hundred and seventy-eight thousand, one hundred and nineteen) nominal preferred shares each with nominal value of R$ 5.00 (five Reais).”

IV)          That the Executive Board be authorized to take the following measures in relation to the bonus:

1)

To attribute a bonus of 2.022782458%, in new shares, of the same type as those held, and of nominal value R$ 5.00 (five Reais), to the holders of the shares making up the capital of R$ 2,432,307,280.00 (two billion, four hundred and thirty two million, three hundred and seven thousand, two hundred and eighty Reais), whose names are in the Nominal Share Register on the date that the General Meeting that decides on this proposal is held.

2)

To sell on a securities exchange the whole numbers of nominal shares resulting from the sum of the fractions remaining arising from the said bonus, and to divide the net proceeds of the sale proportionately between the stockholders holding the respective fractions traded.

3)	To pay to the stockholders, proportionately, the product of the sum of the remaining fractions together with the first installment of the dividends for the business year 2007.

4)	To establish that all the shares resulting from the said bonus shall have the same rights as the shares from which they arose.

V)            That the representatives of Cemig in the Ordinary and Extraordinary General Meetings of Stockholders of Cemig Distribuição S.A. and of Cemig Geração e Transmissão S.A., to be held jointly, on April 25, 2008, vote in favor of the agenda, that is to say:

Cemig D:

•	Examination, discussion and voting on the report of management and the financial statements for the year ended December 31, 2007, and the respective complementary documents.

•	Allocation of the net profit for 2007, in the amount of R$ 771,208,000, in accordance with Article 192 of Law 6404 of December 15, 1976 as amended.

•	Decision on the form and date of payment of the obligatory dividend, in the amount of R$ 680,648,000.

•	Alteration in the composition of the board of Directors, if there is a change in the composition of the Board of Directors of Cemig.

•	Election of sitting members and substitute members of the Audit Board.

Cemig GT:

•	Examination, discussion and voting on the report of management and the financial statements for the year ended December 31, 2007, and the respective complementary documents.

•	Allocation of the net profit for 2007, in the amount of R$ 747,024,000, in accordance with Article 192 of Law 6404 of December 15, 1976 as amended.

•	Decision on the form and date of payment of the obligatory dividend, in the amount of R$ 709,673,000.

•	Alteration in the composition of the board of Directors, if there is a change in the composition of the Board of Directors of Cemig.

•	Election of sitting members and substitute members of the Audit Board.

Belo Horizonte, Brazil, March 6, 2008.
(Signed by)
Marcio Araujo de Lacerda – Chairman
Djalma Bastos de Morais – Vice-Chairman
Aécio Ferreira da Cunha – Member
Alexandre Heringer Lisboa – Member
Andréa Paula Fernandes Pansa – Member
Antônio Adriano Silva – Member
Carlos Augusto Leite Brandão – Member
Evandro Veiga Negrão de Lima – Member
Francelino Pereira dos Santos – Member
Haroldo Guimarães Brasil – Member
José Augusto Pimentel Pessôa – Member
Maria Estela Kubitschek Lopes – Member
Nilo Barroso Neto – Member
Wilson Nélio Brumer-Member
Wilton de Medeiros Daher – Member

APPENDIX 1 TO THE PROPOSAL BY THE BOARD OF DIRECTORS TO THE
ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS
TO BE HELD, JOINTLY, BY APRIL 30, 2008
CASH BUDGET FOR 2008
COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG
In current R$ ‘000

Item	Total 2008(*)	AV %

A - INITIAL BALANCE	15,396	—

B - FUNDS	1,489,227	100.0
Raised	—	—
Capital resources	1,399,270	94.0
Other (Infovias)	89,957	6.0

C - DISBURSEMENTS	1,173,298	100.0
Capital expenditure program	131,581	11.2
Expenses budget	66,893	5.7
Taxes	—	—
Debt servicing	107,099	9.1
Dividends	867,725	74.0
Extraordinary dividends	—	—

D - FINAL BALANCE (A+B-C)	331,325	—

(*)         Approved by CRCA-081/2007, of 29-12-20/07, with the following adjustments:

Adjustment to the item Capital resources: Dividends arising from allocation of profit of

Cemig GT -	R$ 541,718,000,
Cemig D -	R$ 675,008,000 and Subsidiaries - R$ 182,544,000.

Capital Expenditure Program: First portion of injection of capital into GASMIG of R$ 93,737,000, decided by the Board of Directors on March 6, 2008.

APPENDIX 2 TO THE PROPOSAL BY THE BOARD OF DIRECTORS TO THE
ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS TO BE

HELD, JOINTLY, BY APRIL 30, 2008

CALCULATION OF PROPOSED MINIMUM DIVIDENDS
COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

31-12-2007
R$ ‘000
Minimum dividend for the preferred shares - under the Bylaws:

Nominal value of the preferred shares	1,369,195
Percentage applicable to the above	10.00%
Value of dividends by the first payment criterion	136,920

- as percentage of stockholders’ equity	8,390,177
Percentage of stockholders’ equity represented by the preferred shares	56.27%
Value of stockholders’ equity represented by the preferred shares	4,721,153
Percentage applicable to the stockholders’ equity represented by the preferred shares	3.00%
Value of dividends by the second payment criterion	141,635

Minimum dividend for the preferred shares under the Bylaws	141,635
Obligatory dividend
Net profit for the year	1,735,449
Obligatory dividend – 50.00% of the net profit	867,725
Net dividends proposed:	867,725

Total dividend for the preferred shares	488,269
Total dividend for the common shares	379,456

Dividend per share - R$
Minimum dividend under the bylaws for the preferred shares	0.52
Obligatory dividend	1.78
Net dividends proposed	1.78 ”

“OPINION OF THE AUDIT BOARD:

The members of the Audit Board of Companhia Energética de Minas Gerais (Cemig), undersigned, in the performance of their functions under the law under the Bylaws, have examined the Proposals of the Board of Directors relating to:

I)             Allocation of the net profit for the business year 2007, in the amount of R$ 1,735,449,000 as follows:

1)	R$ 86,772,000, being 5% of the net profit, to be allocated to the account of the Legal Reserve, in accordance with sub-clause ‘a’ of the sole sub-paragraph of Clause 28 of the Bylaws;

2)

R$ 305,573,000 to be allocated to the account of Retained Earnings, for application in investments and payment of expenses, taxes and service of debt, as per cash budget approved by CRCA-081/2007, of December 29, 2007;

3)

R$ 867,725,000 allocated as obligatory dividend, to the stockholders of the Company, in accordance with sub-clause ‘b’ of the sole sub-paragraph of Article 28 of the Bylaws and the applicable legislations;

4)

R$ 475,379,000 to be held in stockholders’ equity in the account of Reserve Under the Bylaws specified in sub-clause ‘c’ of the sole sub-paragraph of Clause 28 and Article 30 of the Bylaws. The payment of dividends shall be made in two parts, by June 30, 2008 and December 30, 2008, and may be brought forward, depending on availability of cash and at the decision of the Executive Board. The declaration of extraordinary dividends may take place during the business year 2008, after decisions on the plan of acquisition of assets specified in the Strategic Plan;

II)            Approval of the increase of the registered capital from R$ 2,432,307,280.00 (two billion, four hundred and thirty two million, three hundred and seven thousand, two hundred and eighty Reais) to R$ 2,481,507,565.00 (two billion, four hundred and eighty one million, five hundred and seven thousand, five hundred and sixty-five Reais) through the issue of 9,840,057 (nine million, eight hundred and forty thousand and fifty seven) new shares, of which 4,300,891 (four million, three hundred thousand, eight hundred and ninety-one) are common, nominal shares of nominal unit value R$ 5.00 (five Reais) each, and 5,539,166 (five million, five hundred and thirty nine thousand, one hundred and sixty-six) are nominal preferred shares, each with nominal value R$ 5.00 (five Reais), upon capitalization of the amount of R$ 49,200,285.00 (forty nine million, two hundred thousand, two hundred and eighty five Reais), referring to the incorporation of the installments paid as principal, updated until December 1995, under Clause 5 of the Contract for Assignment of Credit of the Outstanding Balance on the CRC (Results Compensation) Account, signed on May 31, 1995 between the State of Minas Gerais and Companhia Energética de Minas Gerais – Cemig, distributing to the stockholders, as a consequence, a stock bonus in the proportion of 2.022782458% in new shares, of the same type as those held, with nominal unit value of R$ 5.00 (five Reais); –

•    the difference between the amount capitalized and the amount corresponding to the payments made by the State of Minas Gerais in relation to the installments numbers 1 to 8 of amortization of the principal of the said Contract for Assignment of Credit, adjusted in accordance with the Fifth Amendment to that Contract for Assignment of Credit, that is to say R$ 1.26 (one Real and twenty-six centavos), shall be maintained in the balance for future incorporations in view of the minimum value for incorporation being the nominal value of one share.

III)           Consequent redrafting of the head paragraph of Article 4 of the Bylaws, which shall now read as follows:

“Clause 4: The company’s registered capital is R$ 2,481,507,565.00 (two billion, four hundred and eighty one million, five hundred and seven thousand, five hundred and sixty-five Reais) represented by:

a)	216,923,394 (two hundred and sixteen million, nine hundred and twenty three thousand, three hundred and ninety-four) nominal common shares each with nominal value of R$ 5.00 (five Reais);

b)	279,378,119 (two hundred and seventy nine million, three hundred and seventy-eight thousand, one hundred and nineteen) nominal preferred shares each with nominal value of R$ 5.00 (five Reais).”

IV)          That the Executive Board be authorized to take the following measures in relation to the bonus:

a)

To attribute a bonus of 2.022782458%, in new shares, of the same type as those held, and of nominal value R$ 5.00 (five Reais), to the holders of the shares making up the capital of R$ 2,432,307,280.00 (two billion, four hundred and thirty two million, three hundred and seven thousand, two hundred and eighty Reais) whose names are in the Nominal Share Register on the date that the General Meeting that decides on this proposal is held.

b)

To sell on a securities exchange the whole numbers of nominal shares resulting from the sum of the fractions remaining arising from the said bonus, and to divide the net proceeds of the sale proportionately between the stockholders holding the respective fractions traded.

c)	To pay to the stockholders, proportionately, the product of the sum of the remaining fractions together with the first installment of the dividends for the business year 2007.

d)	To establish that all the shares resulting from the said bonus shall have the same rights as the shares from which they arose.

After carefully analyzing the said proposals and considering, further, that the legal rules relating to the matter were obeyed, the members of the Audit Board hereby give their opinion in favor of their approval by the Ordinary and Extraordinary General Meetings of Stockholders to be held, cumulatively, by April 30, 2008.

(Signed by:)

Aristóteles Luiz Menezes Vasconcellos Drummond, Celene Carvalho de Jesus, Luiz Guaritá Neto, Luiz Otávio Nunes West, Thales de Souza Ramos Filho”.

The Chairman then placed the Proposal of the Board of Directors relating to items 2-7, 11 and 12 of the agenda, in debate.

Asking for the floor, the representative of Previ (Pension Fund of the Employees of Banco Brasil) proposed withdrawal from the agenda of the matters relating to the items 11 and 12 of the convocation announcement, on the argument that such matters are not in the competency of the General Meeting of Stockholders, but of the Board of Directors

On this matter, the chairman explained that Clause 21, paragraph 4, sub-item ‘g’, of Cemig’s Bylaws states that it is the attribution of the Executive Board to decide, among other matters, on approval, upon proposal by the CEO, jointly with the Chief Office for Finance, Investor Relations and Control of Holdings, of the declarations of vote in the General Meetings of the wholly-owned subsidiaries, jointly-owned subsidiaries, affiliated companies and consortia in which the Company participates, except in the case of the wholly-owned Subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competence to decide on these matters is that of the General Meeting of Stockholders, and the decisions should obey the provisions of these Bylaws, the decisions of the Board of Directors, the Strategic Plan and the multi-year Strategic Plan.

Put to the vote, the Proposal of the Board of the Directors relating to items 2-7, 11 and 12 of the agenda was approved.

Citibank NA abstained from voting on all the matters.

The funds Macro S.A. Sociedade Depositária de Pionero Latam FCI, Templeton Emerging Markets Fund and Templeton Global Investment Trust-Templeton Bric Fund abstained from voting on items 6 and 7, and Norges Bank abstained from voting on item 7.

Continuing the business of the meeting, the Chairman stated that, due to the existence of vacancies on the Board of Directors, due to the resignation of the Board Members Wilson Nélio Brumer, Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, José Augusto Pimentel Pessôa, Haroldo Guimarães Brasil, Nohad Toufic Harati, Andréa Leandro Silva and Eduardo Leite Hoffmann, according to letters in the Company’s possession, new sitting and substitute members should be appointed to the said Board of Directors.

Continuing, he stated that since adoption of the Multiple Vote was requested by the stockholder Southern Electric Brasil Participações Ltda., in a letter in the Company’s possession, 13,064,405 shares would be necessary for the election of each member of the Board of Directors. Thus, the Chairman continued, since the beginning of period of office of the present Board Members took place through adoption of the Multiple Vote, these General Meetings should now elect all the sitting and substitute members of the Board of Directors to carry out the period of office of 3 (three) years which began on April 28, 2006, that is to say, up to the Ordinary General Meeting to be held in 2009.

Finally, the Chairman explained that it will be necessary firstly and in view of Clause 12 of the Bylaws, to proceed to election of a sitting member, and respective substitute member, put forward by representatives of the holders of the preferred shares, and only then to apply the instrument of Multiple Vote to fill the remaining vacancies on the Board of Directors.

Asking for the floor, as owners of preferred shares, the representative of the stockholder Previ (Banco do Brasil Pension Fund), the representative of the Puma Private Pension Plan Investment Fund, and the stockholders represented by Mr. George Washington Tenório Marcelino put forward the following stockholders to be members of the Board of Directors:

Sitting member:
Wilton de Medeiros Daher

– Brazilian, married, property manager, resident and Fortaleza-CE, at Rua Barbosa de Freitas 200/1700, Meireles, CEP 60170-020, bearer of Identity Card 2008010074941, issued by the Public Safety Department of the Federal District, and CPF 003534344-34

– and as his substitute member,
Guy Maria Villela Paschoal

Brazilian, married, engineer, resident and domiciled at Belo Horizonte-MG, at Rua Jornalista Djalma Andrade 210, Belvedere, CEP 30320-540, bearer of Identity Card M-616, issued by the Public Safety Department of the Estado de Minas Gerais, and CPF 000798806-06.

The Chairman then submitted the above mentioned nominations to debate, and, subsequently, to a vote – separately, with only holders of preferred shares participating, and they were approved. Citibank NA abstained.

The Chairman explained that, to complete the Board of Directors, the representative of the stockholder Southern Electric Brasil Participações Ltda. should indicate 5 sitting members and respective replacements and the representative of the Stockholder State of Minas Gerais should put forward 8 sitting members and the respective replacements.

Asking for the floor, the representative of the stockholder Southern Electric Brasil Participações Ltda. indicated the following stockholders as members of the Board of Directors:

Sitting members:
Britaldo Pedrosa Soares	- Brazilian, married, engineer, resident and domiciled at São Paulo-SP, at Rua João Cachoeira 292/143, Vila Nova Conceição, CEP 04535-000, bearer of

Identity Card MG-228266, issued by the Public Safety Department of the state of Minas Gerais, and CPF 360634796-00;

Evandro Veiga Negrão de Lima

- Brazilian, married, entrepreneur, resident and domiciled in Belo Horizonte-MG, at Av. Otacílio Negrão de Lima 5219, Pampulha, CEP 31365-450, bearer of Identity Card M-1342795, issued by the Public Safety Department of the state of Minas Gerais, and CPF 000761126-91;

André Araújo Filho

- Brazilian, married, lawyer, resident and domiciled in São Paulo-SP, at Alameda Lorena 427/13th floor, Cerqueira César, CEP 01424-000, bearer of Identity Card 2724073, issued by the Public Safety Department of the state of São Paulo, and CPF 044637908-59;

Roberto Pinto Ferreira Mameri Abdenur

- Brazilian, married, retired diplomat, resident and domiciled in Rio de Janeiro-RJ, at Rua Prudente de Morais 1179/1302, Ipanema, CEP 22420-043, bearer of Identity Card 2241672 (MAT IPASE), issued by the Foreign relations Ministry, and CPF 0750172914-72; and

José Castelo Branco da Cruz

- Brazilian, married, lawyer, resident and domiciled in Rio de Janeiro-RJ, at Rua Presidente Wilson 113/11th floor, Centro, CEP 20030-020, bearer of Identity Card 43688571, issued by the Felix Pacheco Institute, and CPF 198674503-10;

– and as their substitute members:
Jeffery Atwood Safford

- American citizen, married, entrepreneur, resident and domiciled in São Paulo-SP, at Rua José Maria Lisboa 1096/11, Jardim Paulista, CEP 01423- 001, bearer of Identity Card V365071-H, issued by the Public Safety Department of the state of São Paulo, and CPF 229902218-08;

Maria Amália Delfim de Melo Coutrim

- Brazilian, married, economist, resident and domiciled at Rio de Janeiro-RJ, Av. Rui Barbosa 582/12th floor, Flamengo, CEP 22250-020, Bearer of Identity Card 12944, issued by Corecon do Estado do Rio de Janeiro, and CPF 654298507-72;

Andréa Leandro Silva

- Brazilian, single, lawyer, resident and domiciled in São Paulo-SP, at Rua Ibiaporã 139, Água Funda, CEP 04157-090, Bearer of Identity Card 24481467-3, issued by the Public Safety Department of the state of São Paulo, and CPF 165779628-04;

Airton Ribeiro de Matos

- Brazilian, married, accountant, resident and domiciled at Mogi-Guaçu-SP, at Rua José Rodrigues Filho 90, Jardim Serra Dourada, CEP 13844-162, bearer of Identity Card 13294949, issued by the Public Safety Department of the state of São Paulo, and CPF 03 1093858-99; and

Sérgio Ladeira Furquim Werneck Filho

- Brazilian, married, company manager, resident and domiciled at São Paulo-SP, at Av. São Paulo Antigo 500/173B, Real Parque, CEP 05684-011, bearer of Identity Card M-3295169, issued by the Public Safety Department of the state of Minas Gerais, and CPF 653590036-34.

The representative of the stockholder State of Minas Gerais then asked for the floor and proposed the following stockholders as Members of the Board of Directors:

Sitting members:
Marcio Araujo de Lacerda

- Brazilian, married, company manager, resident and domiciled at Belo Horizonte-MG, at Rua Professor Antônio Aleixo 300/1303, Lourdes, CEP 30180-900, bearer of Identity Card MG-434694, issued by the Public Safety Department of the state of Minas Gerais, and CPF 131734726-91;

Djalma Bastos de Morais

- Brazilian, married, engineer, resident and domiciled at Belo Horizonte-MG, at Av. Bandeirantes 665/401, Sion, CEP 30315-000, bearer of Identity Card 019112140-9, issued by the Army Ministry, and CPF 006633526-49;

Aécio Ferreira da Cunha

- Brazilian, married, lawyer, resident and domiciled at Belo Horizonte-MG, at Rua Professor Antônio Aleixo 82/501, Lourdes, CEP 30180-150, bearer of Identity Card M-3773488, issued by the Public Safety Department of the state of Minas Gerais, and CPF 000261231-34;

Alexandre Heringer Lisboa

- Brazilian, married, engineer, resident and domiciled at Belo Horizonte-MG, at Rua Doutor Lucídio Avelar 100/602, Estoril, CEP 30455-790, bearer of Identity Card M-510577, issued by the Public Safety Department of the state of Minas Gerais, and CPF 222275206-04;

Antônio Adriano Silva

- Brazilian, married, company manager, resident and domiciled at Brasília-DF, no SHS, Quadra 01, Bloco A, apto. 523, Asa Sul, CEP 70322-900, bearer of Identity Card M-1411903, issued by the Public Safety Department of the state of Minas Gerais, and CPF 056346956-00;

Francelino Pereira dos Santos

- Brazilian, married, lawyer, resident and domiciled at Belo Horizonte-MG, at Rua Professor Antônio Aleixo 222/902, Lourdes, CEP 30180-150, bearer of Identity Card M-2063564, issued by the Public Safety Department of the state of Minas Gerais, and CPF 000115841-49;

Maria Estela Kubitschek Lopes

- Brazilian, married, architect, resident and domiciled at Rio de Janeiro-RJ, at Rua Alberto de Campos 237/101, Ipanema, CEP 22411-030, Bearer of Identity Card 45280-D, issued by CREA-RJ, and CPF 092504987-56; and

João Camilo Penna

- Brazilian, married, engineer, resident and domiciled at Belo Horizonte-MG, at Rua La Plata 90, Sion, CEP 30315-460, bearer of Identity Card MG- 246968, issued by the Public Safety Department of the state of Minas Gerais, and CPF 000976836-04;

and as their substitute members:
Paulo Sérgio Machado Ribeiro

- Brazilian, married, engineer, resident and domiciled at Belo Horizonte-MG, at Rua Piauí 1848/503, Funcionários, CEP 30150-321, bearer of Identity Card 34133/D, issued by CREA/MG, and CPF 428576006-15;

Lauro Sérgio Vasconcelos David

- Brazilian, married, company manager, resident and domiciled at Belo Horizonte-MG, at Rua Cruz Alta 107/302, João Pinheiro, CEP 30530-150, bearer of Identity Card M-3373627, issued by the Public Safety Department of the state of Minas Gerais, and CPF 603695316-04;

Eduardo Lery Vieira

- Brazilian, legally separated, engineer, resident and domiciled at Belo Horizonte-MG, at Rua Aripuanã 80/302, Estoril, CEP 30455-830, bearer of Identity Card M-975155, issued by the Public Safety Department of the state of Minas Gerais, and CPF 079802996-04;

Franklin Moreira Gonçalves

- Brazilian, married, data processing technologist, resident and domiciled at Belo Horizonte-MG, at Rua João Gualberto Filho 551/302, Sagrada Família, CEP 31030-410, bearer of Identity Card MG-5540831, issued by the Public Safety Department of the state of Minas Gerais, and CPF 754988556-72;

Marco Antonio Rodrigues da Cunha

- Brazilian, married, engineer, resident and domiciled at Belo Horizonte-MG, at Rua Miguel Abras 33/501, Serra, CEP 30220-160, bearer of Identity Card M-281574, issued by the Public Safety Department of the state of Minas Gerais, and CPF 292581976-15;

Luiz Antônio Athayde Vasconcelos

- Brazilian, legally separated, economist, resident and domiciled at Belo Horizonte-MG, at Rua Professor Morais 476/1003, Funcionários, CEP 30150-370, bearer of Identity Card M-4355, issued by the Public Safety Department of the state of Minas Gerais, and CPF 194921896-15;

Fernando Henrique Schüffner Neto

- Brazilian, married, engineer, resident and domiciled at Belo Horizonte-MG, at Rua Martim de Carvalho 395, apto. 700, Santo Agostinho, CEP 30190-090, bearer of Identity Card M-1311632, issued by the Public Safety Department of the state of Minas Gerais, and CPF 320008396-49; and

Guilherme Horta Gonçalves Júnior

- Brazilian, married, economist, resident and domiciled at Belo Horizonte-MG, at Rua Engineer Walter Kurrle 51/902, Belvedere, CEP 30320-700, bearer of Identity Card 1622046, issued by the Public Safety Department of the Distrito Federal, and CPF 266078757-34; respectively.

The nominations made by the representative of the stockholder Southern Electric Brasil Participações Ltda. and by the representative of the stockholder State of Minas Gerais having been put to the vote, they were approved, the representative of the stockholder Southern Electric Brasil Participações Ltda. voting in favor of the board members which he indicated, and the representative of the stockholders State of Minas Gerais voting for the board members which he had indicated. Citibank NA abstained. The following funds voted against the proposal: Macro S.A. Sociedade Depositária de Pionero Latam FCI, Templeton Emerging Markets Fund, Templeton Global Investment Trust-Templeton Bric Fund.

The members elected declared – in advance – that they are not subject to any prohibition on exercise of commercial activity, and made a solemn undertaking that they are aware of and will obey and comply with the principles, ethical values and rules established by the Code of Ethnical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

Continuing with the business, the Chairman stated that the period of office of the Audit Board terminated with the present meeting, and there should thus be a new election to compose the said Board, with a period of office of 1 (one) year, that is to say up to the Ordinary General Meeting to be held in 2009. The Chairman explained that this election would be carried out by separate voting, in relation to candidates indicated by holders of preferred shares and by minority holders of common shares.

The Chairman put to debate the election of sitting and substitute members of the Audit Board. Asking for the floor, as owners of preferred shares, the representative of the Stockholder Previ (Banco do Brasil Pension Fund), the representative of Fundo de Investimento Previdenciário Puma, and the stockholders represented by Mr. George Washington Tenório Marcelino put forward the following names for members of the Audit Board:

Sitting member:
Celene Carvalho de Jesus

Brazilian, single, bank employee and employee of the CEF, resident and domiciled in Brasília-DF, at SQN 315 / Bloco E / apto 403, Asa Norte, CEP 70774-050, Bearer of Identity Card 332383, issued by the Public Safety Department of the Distrito Federal, and CPF 113674231-04;

Substitute member:
Benedito José Ferreira

- Brazilian, divorced, bank employee and employee of the CEF, resident and domiciled at Antônio Carlos-MG, at Av. Benjamim Cassimiro Ferreira 135/85, Campolide, CEP 36220-000, bearer of Identity Card 22846, issued by OABMG, and CPF 007058886-49.

The Chairman then put to debate and, subsequently, to the vote, separately, with only holders of preferred shares participating – the nominations above stated, and they were approved. The following voted against: Capital Guardian Emerging Markets Equity DC Master Fund, Capital Guardian Emerging Markets Equity Master Fund, and Capital Guardian Emerging Markets Restricted Equity Fund For Tax-Exempt Trusts. The following funds abstained: Bell Atlantic Master Trust, Van Kampen Series Fund Inc Van Kampen Emerging Markets Fund, Morgan Stanley Investment Management Active International Allocation Trust, and The California State Teachers Retirement System.

Asking for the floor, the representative of the stockholder Southern Electric Brasil Participações Ltda., for the minority holders of common shares, proposed as sitting member of the Audit Board:

Luiz Otávio Nunes West

- Brazilian, married, accountant, resident and domiciled in Rio de Janeiro-RJ, at Rua General Ivan Raposo 148/202, Barra da Tijuca, CEP 22621-040, bearer of Identity Card 010926/0-8, issued by the Regional Accountancy Council of Bahia, and CPF 146745485-00;

– and as his substitute member:
Leonardo Guimarães Pinto

- Brazilian, unmarried, accountant, resident and domiciled in Rio de Janeiro-RJ, at Rua Haddock Lobo, 300/1206, Tijuca, CEP 20260-142, bearer of Identity Card RJ-091640/O-8, issued by CRC/RJ, and CPF 082887307-01

The above-mentioned nominations having been put to debate and, subsequently to the vote – separately – they were approved. Citibank NA abstained.

Asking for the floor, the representative of the stockholder State of Minas Gerais, as majority stockholder, indicated the following names for members of the Audit Board:

Sitting members:
Luiz Guaritá Neto

- Brazilian, married, engineer and entrepreneur, resident and domiciled at Uberaba-MG, at Rua dos Andradas 705/1501, Nossa Senhora da Abadia, CEP 38025-200, bearer of Identity Card M-324134, issued by the Public Safety Department of the state of Minas Gerais, and CPF 289118816-00;

Aristóteles Luiz Menezes Vasconcellos Drummond

- Brazilian, married, journalist, resident and domiciled in Rio de Janeiro-RJ, at Av. Rui Barbosa 460/801, Flamengo, CEP 22250-020, bearer of Identity Card 1842888, issued by the Félix Pacheco Institute, and CPF 026939257-20; and

Thales de Souza Ramos Filho

- Brazilian, married, doctor, resident and domiciled at Juiz de Fora-MG, at Rua Severino Meireles 67, Passos, CEP 36025-040, bearer of Identity Card M-290728, issued by the Public Safety Department of the state of Minas Gerais, and CPF 003734436-68;

– and as substitute members:
Ari Barcelos da Silva

– Brazilian, married, company manager, resident and domiciled in Rio de Janeiro-RJ, at Rua Professor Hermes Lima 735/302, Recreio dos Bandeirantes, CEP 22795-065, bearer of Identity Card 2027107-7, issued by CRA-RJ, and CPF 006124137-72;

Marcus Eolo de Lamounier Bicalho -

– Brazilian, married, economist, resident and domiciled at Belo Horizonte-MG, at Rua Adolfo Radice 114, Mangabeiras, CEP 30315-050, bearer of Identity Card M-1033867, issued by the Public Safety Department of the state of Minas Gerais, and CPF 001909696-87; and

Aliomar Silva Lima -

– Brazilian, married, economist, resident and domiciled at Belo Horizonte-MG, at Rua Aimorés, 2441/902, Lourdes, CEP 30140-072, bearer of Identity Card MG-449262, issued by the Public Safety Department of the state of Minas Gerais, and CPF 131654456-72.

The proposals by the representative of the stockholder State of Minas Gerais, having been put to the vote, were approved. Citibank NA abstained.

The members elected declared – in advance – that they are not subject to any prohibition on exercise of commercial activity, and made a solemn undertaking that they are aware of and will obey and comply with the principles, ethical values and rules established by the Code of Ethnical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

Continuing with the business of the meeting, the Chairman placed in debate the remuneration of the Company’s Managers and members of the Audit Board

Asking for the floor, the representative of the Stockholder State of Minas Gerais requested the Chairman to submit the following proposal to consideration by the stockholders:

1-    To allocate the annual Global Allocation for Remuneration of the Management and the Members of the Audit Board, comprising the Board of Directors, the Executive Board and the Audit Board, in the amount of up to R$ 5,788,000.00 (five billion, seven hundred and eighty eight Reais), including health insurance for the Directors to be contracted at the same level as the Health Plan in effect for the employees of the Company, and maintaining unaltered the present amounts received by the Managers as monthly remuneration, remunerated vacations, gratifications and other benefits of any type.

2-    To establish that the members of the Board of Directors and the Audit Board, respectively, shall be entitled to monthly remuneration equal to 20% (twenty per cent) and 10% (ten per cent) of the average monthly remuneration of the Directors, subject to the criteria of payment currently in effect

3-    To establish that the Members of the Board of Directors and the Audit Board, both sitting and substitute members, resident in other municipalities than the Municipality of the Company’s head office, shall have reimbursed to them the expenses of travel and accommodation necessary for them to attend the meeting and for the performance of their functions, and that they should receive, as cost assistance, the equivalent of approximately 10% (ten per cent) of the total monthly remuneration of a Member of the Board, for each meeting in which they attend.

4-    To determine that the fees of the Executive Board shall be paid on the same date as the employees of the Company.

The proposal of the stockholder State of Minas Gerais, being put to the vote, was approved. The representative of the stockholder Previ (Banco do Brazil Pension Fund), abstained from voting, due to the Company not making available the necessary data for prior examination of the matter. Citibank NA also abstained.

The Chairman then stated that the publications by Cemig specified by Law 6404 of December 15, 1976, as amended, and by CVM Instruction 232 of February 10, 1995, will now be made in Minas Gerais, the official journal of the Powers of the State, and in the newspapers O Tempo and Gazeta Mercantil, without prejudice to occasional publication in other newspapers.

The meeting being opened to the floor, the representative of the stockholder Clube de Investimentos dos Empregados da Cemig (Cemig Employees’ Investment Club) took the floor and expressed gratitude for the appointment of representatives of that Club to memberships of the board of Directors and the Audit Board.

The meeting remaining open to the floor, since no one else wished to make any statement, the Chairman ordered the session suspended for a time necessary for production of these minutes.

The meeting being re-opened, the Chairman, after putting the said minutes to debate and submitting them to a vote, and verifying that they had been approved and signed, declared the meeting closed.

For the record I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and signed jointly with those present.

7.                     CEMIG Distribuição S.A., Minutes of Ordinary and Extraordinary General Stockholders’ Meetings, April 25, 2008

Cemig Distribuição S.A.

CNPJ 06.981.180/0001-16 – NIRE 31300020568

MINUTES OF ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS
HELD JOINTLY ON APRIL 25, 2008.

On April 25, 2008, at 4 p.m., at the company’s head office, Av. Barbacena 1200, 17th floor, Al Wing, Belo Horizonte, in the State of Minas Gerais, Brazil, the 100% stockholder Companhia Energética de Minas Gerais, represented by counsel Manoel Bernardino Soares, attended the Ordinary and Extraordinary General Meetings of Stockholders, on first convocation, as witnessed by the stockholders’ attendance book.

Also present were the member of the Audit Board Aristóteles Luiz Menezes Vasconcelos Drimond, KPMG Auditores Independentes, represented by Marco Túlio Fernandes Ferreira, CRC-MG 058176/O-0, and Gustavo Fernandes Guimarães, CRC-MG 068539/O-1; and the Chief Officers Luiz Fernando Rolla and Marco Antonio Rodrigues da Cunha..

Initially, and in accordance with Clause Six of the Bylaws, the representative of the stockholder Companhia Energética de Minas Gerais proposed the company’s Chief Corporate Management Officer, Marco Antonio Rodrigues da Cunha, to chair the meeting. Put to the vote, this proposal by the representative of the stockholder Companhia Energética de Minas Gerais was approved.

The Chairman then declared the meeting open and invited me, Anamaria Pugedo Frade Barros, Superintendent of the General Secretariat of Cemig, to be Secretary of the proceedings, requesting me to proceed to reading of the convocation announcement, published in the newspapers: Minas Gerais, the official journal of the powers of the State of Minas Gerais; O Tempo, on March 11, 12 and 13, 2008, the content of which is as follows:

CEMIG DISTRIBUIÇÃO S.A.
CNPJ 06.981.180/0001-16 – NIRE 31300020568
ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS
CONVOCATION

The stockholder Companhia Energética de Minas Gerais is hereby called to the Ordinary and Extraordinary General Meetings of Stockholders to be held jointly on April 25, 2008 at 4 p.m, at Av. Barbacena 1200, 17th floor, Al wing, in the city of Belo Horizonte, Minas Gerais, to decide on the following matters:

1              Examination, discussion and voting on the report of management and the financial statements for the year ended December 31, 2007, and the respective complementary documents.

2              Allocation of the net profit for 2007, in the amount of R$ 771,208,000, in accordance with Article 192 of Law 6404 of December 15, 1976 as amended.

3              Decision on the form and date of payment of the obligatory dividend, in the amount of R$ 680,648,000.

4              Election of sitting members and substitute members of the Audit Board.

5              Alteration in the composition of the board of Directors, if there is a change in the composition of the Board of Directors of Cemig.

Belo Horizonte, Brazil, March 6, 2008.

Marcio Araujo de Lacerda
Chairman of the Board of Directors”

The Chairman then, in accordance with item one of the agenda, placed in debate the Report of Management and the financial statements for the business year ended December 31,

2007, and the respective complementary documents, explaining that these had been widely disclosed in the press, since they were placed at the disposal of stockholders by an announcement published in the newspapers Minas Gerais, the official journal of the powers of the State, O Tempo and Gazeta Mercantil, on March 11, 12 and 13, and April 8, 2008.

The Chairman then put to the vote the Report of Management and the financial statements for the year ended December 31, 2007, and the respective complementary documents, and these were approved.

Continuing with the proceedings, the Chairman requested the Secretary to read the proposal of the Board of Directors dealing with items two and three of the agenda, and also the opinion of the Audit board on the same, the contents of which documents are as follows:

PROPOSAL BY THE BOARD OF DIRECTORS TO THE
ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS
TO BE HELD, JOINTLY, ON APRIL 25, 2008.

To the Stockholder Companhia Energética de Minas Gerais:

The Board of Directors of Cemig Distribuição S.A. –

in accordance with Article 192 of Law 6404, of December 15, 1976 as amended, and Clauses 20, 21 and 22 of the Bylaws, and considering the financial statements for 2007, presenting profit of R$ 771,208,000,

• proposes to you that the net profit for 2007, in the amount indicated, should be allocated as follows:

1)        R$ 38,560,000, or 5% of the net profit, to the Legal Reserve, in accordance with sub-clause “a” of the sole sub-paragraph of Clause 21 of the Bylaws.

2)        R$ 680,648,000 to payment of dividends, as follows:

2.1) R$ 149,809,000 in Interest on Equity:

 R$ 75,172,000, under Board Payment Decision (CRCA) 041/2007, of June 29, 2007;

 R$ 37,035,000, under CRD 535/2007, of September 25, 2007; and

 R$ 37,602,000, under CRD 846/2007, of December 18, 2007;

2.2) R$ 530,839,000 in complementary dividends.

3)        R$ 52,000,000 to Retained Earnings, for use in investments, according to the Cash Budget approved by CRCA 098/2007, of December 29, 2007.

• the payments of dividends and Interest on Equity to be paid in two installments, 50% by June

30 and 50% by December 30, 2008, and may be brought forward depending on availability of cash as decided by the Executive Board.

Appendix 1 summarizes the Cash Budget of Cemig Distribuição S.A. for 2008, approved by the Board of Directors, characterizing inflow of funds and disbursements for compliance with the allocations of the profit for the year.

Appendix 2 summarizes the calculation of the dividends proposed by Management, according to the Bylaws.

Belo Horizonte, March 6, 2008.

Marcio Araujo de Lacerda – Chairman
Djalma Bastos de Morais – Vice-chairman
Aécio Ferreira da Cunha – Member
Alexandre Heringer Lisboa– Member
Andréa Paula Fernandes Pansa – Member
Antônio Adriano Silva – Member
Carlos Augusto Leite Brandão – Member

Evandro Veiga Negrão de Lima – Member
Francelino Pereira dos Santos – Member
Haroldo Guimarães Brasil – Member
José Augusto Pimentel Pessôa – Member
Maria Estela Kubitschek Lopes – Member
Wilson Nélio Brumer – Member

Wilton de Medeiros Daher – Member

APPENDIX 1 TO THE PROPOSAL BY THE BOARD OF DIRECTORS TO THE
ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS
TO BE HELD, JOINTLY, BY APRIL 30, 2008

CASH BUDGET FOR 2008
CEMIG DISTRIBUIÇÃO S.A
In current R$ ‘000

Description	Total 2008 (*)	AV %

A – Initial balance	571.448	—

13 – Funds	11.197.570	100,0
From operations	10.510.183
		93,9
Financings / Assistance	687.387	6,1

C – Disbursements	11.579.327	100,0
Capital expenditure program	1.421.313	12,3
Expenses budget	4.363.144	37,7
Expenses	1.498.424	12,9
Bought energy	2.317.728	20,0
Transport of power	546.992	4,7
Taxes	4.449.548	38,4
Debt servicing	670.314	5,8
Dividends / Interest on Equity	675.008	5,8

D –Final balance (A+B-C)	189.691	—

(*) Approved by CRCA-098/2007, of 29-12-20/07, with the following adjustments:

Substitution of the initial cash balance by the actual amount on 31-12-2007;

Substitution of Dividends and Interest on Equity by the amount proposed for payment of dividends to stockholders.

APPENDIX 2 TO THE PROPOSAL BY THE BOARD OF DIRECTORS TO THE

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS
TO BE HELD, JOINTLY, BY APRIL 30, 2008

CALCULATION OF PROPOSED MINIMUM DIVIDENDS

CEMIG DISTRIBUIÇÃO S.A.

31-12-2007
R$ ‘000
Obligatory dividend
Net profit for the year	771.208
Obligatory dividend – 50.00% of the net profit	385.604

Dividends proposed
Interest on Equity	149.809
Complementary dividends	530.839
Total	680.648

Dividends per thousand shares – R$
Dividends under the Bylaws	170,47
Dividends proposed	300,91”.

“OPINION OF THE AUDIT BOARD:

The members of the Audit Board of Cemig Distribuição S.A., undersigned, in the performance of their functions under the law and the Bylaws, have examined the Proposals of the Board of Directors relating to allocation of the net profit for 2007, in the amount of
R$ 771,208,000, as follows:

1)            R$ 38,560,000, or 5% of the net profit, to the Legal Reserve, in accordance with sub - clause “a” of the sole sub-paragraph of Clause 21 of the Bylaws,

2)            R$ 680,648,000 to payment of dividends, as follows:

a)      R$ 149,809,000 in Interest on Equity;

R$ 75,172,000, under Board Payment Decision (CRCA) 041/2007, of June 29, 2007;

R$ 37,035,000, under CRD 535/2007, of September 25, 2007; and

R$ 37,602,000, under CRD 846/2007, of December 18, 2007;

b)      R$ 530,839,000 in complementary dividends.

3)            R$ 52,000,000 to Retained Earnings, for use in investments, according to the Cash Budget approved by CRCA 098/2007, of December 29, 2007.

•                       the payments of dividends and Interest on Equity to be paid in two installments, 50% by June 30 and 50% by December 30, 2008, and may be brought forward depending on availability of cash as decided by the Executive Board.

After carefully analyzing the said proposals and considering, further, that the legal rules relating to the matter were obeyed, the members of the Audit Board hereby give their opinion in favor of their approval by the Ordinary and Extraordinary General Meetings of Stockholders to be held, cumulatively, by April 30, 2008.

Belo Horizonte, March 6, 2008

(Signed by:)

Aristóteles Luiz Menezes Vasconcellos Drummond, Celene Carvalho de Jesus,
Luiz Guaritá Neto, Luiz Otátvio Nunes West, Thales de Souza Ramos Filho.”

The Chairman then put to debate, and subsequently to the vote, the proposal of the Board of Directors relating to items two and three of the agenda, which was approved.

Continuing with the business of the meeting, the Chairman then dealt with item four of the agenda, explaining that with the present Meeting the period of office of the Sitting members and Substitute members of the Audit Board was terminating, and hence there should be a new election of members of that Board, with period of office of 1 (one) year, that is to say up to the Ordinary General Meeting of Stockholders to be held in 2009. The Chairman then explained that in accordance with Clause 18 of the Bylaws the sitting and substitute members of the Audit Board of this company are the members of Audit Board of the sole stockholder, Companhia Energética de Minas Gerais. This being so and in view of the election of the Board of Directors of the sole stockholder in the Ordinary and Extraordinary General Meetings of Stockholders of that Company held together today at 10.30 a.m., the representative of Companhia Energética de Minas Gerais proposed the following names as members of the Audit Board:

Sitting members:

Celene Carvalho de Jesus

Brazilian, single, bank employee and employee of the CEF, resident and domiciled in Brasilia-DF, at SQN 315 / Bloco E/ apto 403, Asa Norte, CEP 70774-050, Bearer of Identity Card 332383, issued by the Public Safety Department of the Distrito Federal, and CPF 113674231-04;

Luiz Otávio Nunes West

- Brazilian, married, accountant, resident and domiciled in Rio de Janeiro-RJ, at Rua General Ivan Raposo 148/202, Barra da Tijuca, CEP 22621-040, bearer of Identity Card 010926/0-8, issued by the Regional Accountancy Council of Bahia, and CPF 146745485-00;

Luiz Guaritá Neto

- Brazilian, married, engineer and entrepreneur, resident and domiciled at Uberaba-MG, at Rua dos Andradas 705/1501, Nossa Senhora da Abadia, CEP 38025-200, bearer of Identity Card M-324134, issued by the Public Safety Department of the state of Minas Gerais, and CPF 289118816-00;

Aristóteles Luiz Menezes Vasconcellos Drummond

- Brazilian, married, journalist, resident and domiciled in Rio de Janeiro-RJ, at Av. Rui Barbosa 460/801, Flamengo, CEP 22250-020, bearer of Identity Card 1842888, issued by the Félix Pacheco Institute, and CPF 026939257-20; and

Thales de Souza Ramos Filho

- Brazilian, married, doctor, resident and domiciled at Juiz de Fora-MG, at Rua Severino Meireles 67, Passos, CEP 36025-040, bearer of Identity Card M-290728, issued by the Public Safety Department of the state of Minas Gerais, and CPF 003734436-68;

– and as substitute members:

Benedito José Ferreira

- Brazilian, divorced, bank employee and employee of the CEF, resident and domiciled at Antônio Carlos-MG, at Av. Benjamim Cassimiro Ferreira 135/85, Campolide, CEP 36220-000, bearer of Identity Card 22846, issued by OABMG, and CPF 007058886-49.

Leonardo Guimarães Pinto

- Brazilian, unmarried, accountant, resident and domiciled in Rio de Janeiro-RJ, at Rua Haddock Lobo, 300/1206, Tijuca, CEP 20260-142, bearer of Identity Card RJ-091640/O-8, issued by CRC/RJ, and CPF 082887307-01

Ari Barcelos da Silva	– Brazilian, married, company manager, resident and domiciled in

Rio de Janeiro-RJ, at Rua Professor Hermes Lima 735/302, Recreio dos Bandeirantes, CEP 22795-065, bearer of Identity Card 2027107-7, issued by CRA-RJ, and CPF 006124137-72;

Marcus Eolo de Lamounier Bicalho -

– Brazilian, married, economist, resident and domiciled at Belo Horizonte-MG, at Rua Adolfo Radice 114, Mangabeiras, CEP 30315-050, bearer of Identity Card M-1033867, issued by the Public Safety Department of the state of Minas Gerais, and CPF 001909696-87; and

Aliomar Silva Lima -

– Brazilian, married, economist, resident and domiciled at Belo Horizonte-MG, at Rua Aimorés, 2441/902, Lourdes, CEP 30140-072, bearer of Identity Card MG-449262, issued by the Public Safety Department of the state of Minas Gerais, and CPF 131654456-72.

The proposals by the representative of the stockholder State of Minas Gerais for membership of the Audit Board were put to debate, and to a vote, and approved..

The members elected declared — in advance — that they are not subject to any prohibition on exercise of commercial activity, and made a solemn undertaking that they are aware of and will obey and comply with the principles, ethical values and rules established by the Code of Ethnical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

Continuing the business of the meeting, the Chairman proceeded to Item 5 of the agenda, and states that it was now time to decide on changes to the composition of the Board of Directors of Cemig D, in view of the facts that:

1)                   Under the sole paragraph of Article 8 of the Bylaws, the members of the Board of Directors of this company shall, obligatorily, be the same members of the Board of Directors of the sole stockholder, Companhia Energética de Minas Gerais – Cemig;

2)                   Board Members Wilson Nélio Brumer and Eduardo Leite Hoffmann had resigned, according to letters in the company’s possession;

3)                   New sitting and substitute members of the board of Directors of Companhia Energética de Minas Gerais – Cemig had been elected today in the Ordinary and Extraordinary General Meetings of Stockholders of that Company held at 10.30 a.m. today;

the representative of Cemig asked for the floor and proposed the following decisions in relation to membership of the Board of Directors, with period of office of 3 (three) years, that is to say, up to the Ordinary General Meeting to be held in 2010, of the following:

1- Dismissal of the following Board members, since they are no longer Board Members of the sole stockholder:

Sitting members:

Carlos Augusto Leite Brandão, Haroldo Guimarães Brasil, Andréa Paula Fernandes Pansa e José Augusto Pimentel Pessôa;

Substitute members:

Nohad Toufic Harati, Antônio Renato do Nascimento e Francisco de Assis Soares;

2-     Election, as susbtitute member for the board member Marcio Araujo de Lacerda, of

Paulo Sérgio Machado Ribeiro

- Brazilian, married, engineer, resident and domiciled at Belo Horizonte-MG, at Rua Piauf 1848/503, Funcionários, CEP 30150- 321, bearer of Identity Card 34133/D, issued by CREA/MG, and CPF 428576006-15;

3-     Election, as substitute member for the board member Wilton de Medeiros Daher, of

Guy Maria Villela Paschoal

Brazilian, married, engineer, resident and domiciled at Belo Horizonte-MG, at Rua Jornalista Djalma Andrade 210, Belvedere, CEP 30320-540, bearer of Identity Card M-616, issued by the Public Safety Department of the Estado de Minas Gerais, and CPF 000798806-06.

4-         Election as a sitting member, of

João Camilo Penna

- Brazilian, married, engineer, resident and domiciled at Belo Horizonte-MG, at Rua La Plata 90, Sion, CEP 30315-460, bearer of Identity Card MG-246968, issued by the Public Safety Department of the state of Minas Gerais, and CPF 000976836-04;

– his substitute member being Guilherme Horta Gonçalves Júnior;

5- Election, as sitting members, of

Britaldo Pedrosa Soares

- Brazilian, married, engineer, resident and domiciled at São Paulo-SP, at Rua João Cachoeira 292/143, Vila Nova Conceição, CEP 04535-000, bearer of Identity Card MG-228266, issued by the Public Safety Department of the state of Minas Gerais, and CPF 360634796-00;

Roberto Pinto Ferreira Mamerl Abdenur

- Brazilian, married, retired diplomat, resident and domiciled in Rio de Janeiro-RJ, at Rua Prudente de Morais 1179/1302, Ipanema, CEP 22420-043, bearer of Identity Card 2241672 (MATIPASE), issued by the Foreign relations Ministry, and CPF 0750172914-72; and

José Castelo Branco da Cruz

– Brazilian, married, lawyer, resident and domiciled in Rio de Janeiro-RJ, at Rua Presidente Wilson 113/11th floor, Centro, CEP 20030-020, bearer of Identity Card 43688571, issued by the Felix Pacheco Institute, and CPF 198674503-10;

— and as Substitute members:

Jeffery Atwood Safford

- American citizen, married, entrepreneur, resident and domiciled in São Paulo-SP, at Rua José Maria Lisboa 1096/11, Jardim Paulista, CEP 01423-001, bearer of Identity Card V365071-H, issued by the Public Safety Department of the state of São Paulo, and CPF 229902218-08;

Airton Ribeiro de Matos

- Brazilian, married, accountant, resident and domiciled at Mogi-Guaçu-SP, at Rua José Rodrigues Filho 90, Jardim Serra Dourada, CEP 13844-162, bearer of Identity Card 13294949, issued by the Public Safety Department of the state of São Paulo, and CPF 031093858-99; and

Sérgio Ladeira Furquim Werneck Filho

- Brazilian, married, company manager, resident and domiciled at São Paulo-SP, at Av. São Paulo Antigo 500/173B, Real Parque, CEP 05684-011, bearer of Identity Card M-3295169, issued by the Public Safety Department of the state of Minas Gerais, and CPF 653590036-34.

6-         Election, as a sitting member, of

André Araújo Filho	- Brazilian, married, lawyer, resident and domiciled in São Paulo-

SP, at Alameda Lorena 427/13th floor, Cerqueira César, CEP 01424-000, bearer of Identity Card 2724073, issued by the Public Safety Department of the state of São Paulo, and CPF 044637908-59;

7-           Change of the status of

Marla Amãlia Delfim de Melo Coutrim

- Brazilian, married, economist, resident and domiciled at Rio de Janeiro-RJ, Av. Rui Barbosa 582/12th floor, Flamengo, CEP 22250-020, Bearer of Identity Card 12944, issued by Corecon do Estado do Rio de Janeiro, and CPF 654298507-72;

to that of substitute member for Board Member Evandro Veiga Negrão de Lima;

8-           Change of the status of

Andréa Leandro Silva

- Brazilian, single, lawyer, resident and domiciled in São Paulo-SP, at Rua Ibiaporã 139, Água Funda, CEP 04157-090, Bearer of Identity Card 24481467-3, issued by the Public Safety Department of the state of São Paulo, and CPF 165779628-04;

to that of substitute member for Board Member André Araújo Filho; and

9-           That the above elections shall be to serve the same period of office that remains to the other existing members , that is to say until the Ordinary General Meeting of Stockholders to be held in 2010.

The proposal of the representative of Companhia Energetica de Minas Gerais – Cemig was put to debate, and subsequently to a vote, and was approved.

The Chairman then explained that Companhia Energética de Minas Gerais will assign, to each new member of the Board of Directors, as its fiduciary agent, one single share owned by itself, for the period for which such members remain as members of the Board of this company, solely and exclusively to comply with the requirement that the members of the Board of Directors must be shareholders of the company. Finally, he said that, once the Board Members had completed their period of office or if they were dismissed from their positions, the shares granted to them shall be automatically transferred back to Cemig, without there being any need whatsoever for signature by the Board Members in question. The fiduciary nature of the assignment of the shares is based on the legal principle that determines that a person who receives an asset, in this case, the share, has the commitment to restitute it in a certain event, in this case, the end of the term of office, or leaving office, or being dismissed from it.

The elected Board Members declared – in advance – that they are not subject to any prohibition on the exercise of commercial activity, that they do not occupy any position in a company that can be considered a competitor of the Company, nor have nor represent any interest conflicting with that of Cemig, and gave a solemn undertaking that they are aware of, and will obey, the principles, ethical values and rules established by the Code of Ethnical Conduct of Government Workers and Senior Administration of the State of Minas Gerais,

The Chairman then stated that the Board of Directors was now constituted as follows:
Sitting members:

Marcio Araújo de Lacerda, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Antônio Adriano Silva, Francelino Pereira dos Santos, Maria Estela Kubitschek Lopes, João Camilo Penna, Wilton de Medeiros Daher, Britaldo Pedrosa Soares, Evandro Veiga Negrão de Lima, André Araújo Filho, Roberto Pinto Ferreira Mameri Abdenur and José Castelo Branco da Cruz;

- and their Substitute members (– respectively:)

Paulo Sérgio Machado Ribeiro, Lauro Sérgio Vasconcelos David, Eduardo Lery Vieira, Franklin Moreira Gonçalves, Marco Antônio Rodrigues da Cunha, Luiz Antônio Athayde Vasconcelos, Fernando Henrique Schuffner Neto, Guilherme Horta Gonçalves Júnior, Guy Maria Villela Paschoal, Jeffery Atwood Safford, Maria Amália Delfim de Melo Coutrim, Andréa Leandro Silva, Airton Ribeiro de Matos and Sérgio Ladeira Furquim Werneck Filho.

The Chairman then stated that the publications by Cemig specified by Law 6404 of December 15, 1976, as amended, and by CVM Instruction 232 of February 10, 1995, will now be made in Minas Gerais, the official journal of the Powers of the State, and in the newspapers O Tempo and Gazeta Mercantil, without prejudice to occasional publication in other newspapers.

The meeting remaining open to the floor, since no one else wished to make any statement, the Chairman ordered the session suspended for a time necessary for production of these minutes.

The meeting being re-opened, the Chairman, after putting the said minutes to debate and submitting them to a vote, and verifying that they had been approved and signed, declared the meeting closed.

For the record I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign jointly with those present.

8.       CEMIG Geração e Transmissão S.A., Minutes of Ordinary and Extraordinary General Stockholders’ Meetings, April 25, 2008

Cemig Geração e Transmissão S.A.
CNPJ 06.981.176/0001-58 – NIRE 31300020550

MINUTES OF ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS
HELD JOINTLY ON APRIL 25, 2008.

On April 25, 2008, at 5 p.m., at the company’s head office, Av. Barbacena 1200, 12th floor, Al Wing, Belo Horizonte, in the State of Minas Gerais, Brazil, the 100% stockholder Companhia Energetica de Minas Gerais, represented by counsel Manoel Bernardino Soares, attended the Ordinary and Extraordinary General Meetings of Stockholders, on first convocation, as witnessed by the stockholders’ attendance book.

Also present were the member of the Audit Board Aristóteles Luiz Menezes Vasconcelos Drumond, KPMG Auditores Independentes, represented by Marco Túlio Fernandes Ferreira, CRC-MG 058176/O-0, and Gustavo Fernandes Guimaräes, CRC-MG 068539/0-1; and the Chief Officers Luiz Fernando Rolla and Marco Antonio Rodrigues da Cunha..

Initially, and in accordance with Clause Six of the Bylaws, the representative of the stockholder Companhia Energética de Minas Gerais proposed the company’s Chief Corporate Management Officer, Marco Antonio Rodrigues da Cunha, to chair the meeting. Put to the vote, this proposal by the representative of the stockholder Companhia Energética de Minas Gerais was approved.

The Chairman then declared the meeting open and invited me, Anamaria Pugedo Frade Barros, Superintendent of the General Secretariat of Cemig, to be Secretary of the proceedings, requesting me to proceed to reading of the convocation announcement, published in the newspapers: Minas Gerais, the official journal of the powers of the State of Minas Gerais; O Tempo, on March 11, 12 and 13, 2008, the content of which is as follows:

CEMIG GERAÇÃO E TRANSMISSÃO S.A.
CNPJ 06.981.176/0001-58 – NIRE 31300020550
ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS
CONVOCATION

The stockholder Companhia Energética de Minas Gerais is hereby called to the Ordinary and Extraordinary General Meetings of Stockholders to be held jointly on April 25, 2008 at 5 p.m. at Av. Barbacena 1200, 12th floor, BI wing, in the city of Belo Horizonte, Minas Gerais, to decide on the following matters:

1              Examination, discussion and voting on the report of management and the financial statements for the year ended December 31, 2007, and the respective complementary documents.

2              Allocation of the net profit for 2007, in the amount of R$ 747,024,000, in accordance with Article 192 of Law 6404 of December 15, 1976 as amended.

3              Decision on the form and date of payment of the obligatory dividend, in the amount of R$ 709,673,000.

4              Alteration in the composition of the board of Directors, if there is a change in the composition of the Board of Directors of Cemig.

5              Election of sitting members and substitute members of the Audit Board.

Belo Horizonte, Brazil, March 6, 2008.

Marcio Araujo de Lacerda

Chairman of the Board of Directors”

The Chairman then, in accordance with item one of the agenda, placed in debate the Report of Management and the financial statements for the business year ended December 31, 2007, and the respective complementary documents, explaining that these had been widely disclosed in the press, since they were placed at the disposal of stockholders by an announcement published in the newspapers Minas Gerais, the official journal of the powers of the State, O Tempo and Gazeta Mercantil, on March 11, 12 and 13, and April 8, 2008.

The Chairman then put to the vote the Report of Management and the financial statements for the year ended December 31, 2007, and the respective complementary documents, and these were approved.

Continuing with the proceedings, the Chairman requested the Secretary to read the proposal of the Board of Directors dealing with items two and three of the agenda, and also the opinion of the Audit board on the same, the contents of which documents are as follows:

PROPOSAL BY THE BOARD OF DIRECTORS TO THE
ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS
TO BE HELD, JOINTLY, ON APRIL 25, 2008.

To the Stockholder Companhia Energética de Minas Gerais:
The Board of Directors of Cemig Geração e Transmissão S.A. –

in accordance with Article 192 of Law 6404, of December 15, 1976 as amended, and Clauses 20, 21 and 22 of the Bylaws, and considering the financial statements for 2007, presenting profit of R$ 747,024,000,

• proposes to you that the net profit for 2007, in the amount indicated, should be allocated as follows:

1)	R$ 37,351,000, or 5% of the net profit, to the Legal Reserve, in accordance with sub-clause “a” of the sole sub-paragraph of Clause 21 of the Bylaws.

2)	R$ 709,673,000 to payment of dividends, as follows:

		2.1)	R$ 188,118,000 in Interest on Equity;
R$ 94,394,000, under Board Payment Decision (CRCA) 043/2007, of June 29, 2007;
R$ 46,506,000, under CRD 400/2007, of September 26, 2007; and
R$ 47,218,000, under CRD 562/2007, of December 18, 2007;

		2.2)	R$ 521,555,000 in complementary dividends.

•

the payments of dividends and Interest on Equity to be paid in two installments, 50% by June 30 and 50% by December 30, 2008, and may be brought forward depending on availability of cash as decided by the Executive Board.

Appendix 1 summarizes the Cash Budget of Cemig Geraçãlo e Transmissão S.A. for 2008, approved by the Board of Directors, characterizing inflow of funds and disbursements for compliance with the allocations of the profit for the year.

Appendix 2 summarizes the calculation of the dividends proposed by Management, according to the Bylaws,

Belo Horizonte, March 6, 2008.

Marcio Araujo de Lacerda – Chairman

Djalma Bastos de Morais – Vice-chairman

Aécio Ferreira da Cunha – Member

Alexandre Heringer Lisboa- – Member

Andréa Paula Fernandes Pansa – Member

Antônio Adriano Silva – Member

Carlos Augusto Leite Brandão – Member

Evandro Veiga Negrão de Lima – Member

Francelino Pereira dos Santos – Member

Haroldo Guimarães Brasil – Member

Jose Augusto Pimentel Pessôa – Member

Maria Estela Kubitschek Lopes – Member

Wilson Nélio Brumer – Member

Wilton de Medeiros Daher – Member

APPENDIX 1 TO THE PROPOSAL BY THE BOARD OF DIRECTORS TO THE
ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS
TO BE HELD, JOINTLY, BY APRIL 30, 2008

CASH BUDGET FOR 2008
CEMIG GERAÇÃO E TRANSMISSÃO .A
In current RS ‘000

Description	Total 2008 (*)		AV%

A – Initial balance		846.078	—

B – Funds		3.476.165	100,0
From operations		3.475.141	100,0
Financings / Assistance		1.024	0,0
Other		—	—

C – Disbursements	3.476,668		100,0
Capital expenditure program		337.660	9,7
Expenses budget		865.080	24,9
Expenses		625.083	18,0
Transport of power		239,997	6,9
Taxes		1.210,524	34,8
Debt servicing		521.686	15,0
Dividends / Interest on Equity		541.718	15,6

D –Final balance (A+B-C)	845.575		—

(*) Approved by CRCA-098/2007, of 29-12-20/07, with the following adjustments:

Substitution of the initial cash balance by the actual amount on 31-12-2007;

Substitution of the item “Dividends and Interest on Equity” by the amount proposed for payment of dividends to stockholders.

APPENDIX 2 TO THE PROPOSAL BY THE BOARD OF DIRECTORS TO THE

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS
TO BE HELD, JOINTLY, BY APRIL 30, 2008

CALCULATION OF PROPOSED MINIMUM DIVIDENDS
CEMIG GERAÇÃ.0 E TRANSMISSÃO S.A.

31-12-2007 R$ ‘000
Obligatory dividend
Net profit for the year	747.024
Obligatory dividend – 50,00% of the net profit	373.512

Dividends proposed
Interest on Equity	188.118
Complementary dividends	521.555
Total	709.673

Dividends per thousand shares – R$
Dividends under the Bylaws	128,94
Dividends proposed	244,99”

“OPINION OF THE AUDIT BOARD:

The members of the Audit Board of Cemig Geração e Transmissão S, A., undersigned, in the performance of their functions under the law and the Bylaws, have examined the Proposals of the Board of Directors relating to allocation of the net profit for 2007, in the amount of R$ 7747,024,000, as follows:

1)	R$ 37,351,000, or 5% of the net profit, to the Legal Reserve, in accordance with sub-clause “a” of the sole sub-paragraph of Clause 21 of the Bylaws.

2)	R$ 709,673,000 to payment of dividends, as follows:

a) R$ 188,118,000 in Interest on Equity:
R$ 94,394,000, under Board Payment Decision (CRCA) 043/2007, of June 29, 2007;
R$ 46,506,000, under CRD 400/2007, of September 26, 2007; and
R$ 47,218,000, under CRD 562/2007, of December 18, 2007;

b) R$ 521,555,000 in complementary dividends.

3)	R$ 52,000,000 to Retained Earnings, for use in investments, according to the Cash Budget approved by CRCA 098/2007, of December 29, 2007.

•

the payments of dividends and Interest on Equity to be paid in two installments, 50% by June 30 and 50% by December 30, 2008, and may be brought forward depending on availability of cash as decided by the Executive Board.

After carefully analyzing the said proposals and considering, further, that the legal rules relating to the matter were obeyed, the members of the Audit Board hereby give their opinion in favor of their approval by the Ordinary and Extraordinary General Meetings of Stockholders to be held, cumulatively, by April 30, 2008.

Belo Horizonte, March 6, 2008

(Signed by:)

Aristóteles Luiz Menezes Vasconcellos Drummond, Celene Carvalho de Jesus,
Luiz Guaritiá Neto, Luiz Otávio Nunes West, Thales de Souza Ramos Filho.”

The Chairman then put to debate, and subsequently to the vote, the proposal of the Board of Directors relating to items two and three of the agenda, which was approved.

Continuing with the business of the meeting, the Chairman then dealt with item four of the agenda, explaining that with the present Meeting the period of office of the Sitting members and Substitute members of the Audit Board was terminating, and hence there should be a new election of members of that Board, with period of office of 1 (one) year, that is to say up to the Ordinary General Meeting of Stockholders to be held in 2009. The Chairman then explained that in accordance with Clause 18 of the Bylaws the sitting and substitute members of the Audit Board of this company are the members of Audit Board of the sole stockholder, Companhia Energética de Minas Gerais. This being so and in view of the election of the Board of Directors of the sole stockholder in the Ordinary and Extraordinary General Meetings of Stockholders of that Company held together today at 10.30 a.m., the representative of Companhia Energética de Minas Gerais proposed the following names as members of the Audit Board:

Sitting members:

Celene Carvalho de Jesus

Brazilian, single, bank employee and employee of the CEF, resident and domiciled in Brasilia-DF, at SQN 315 / BIoco E / apto 403, Asa Norte, CEP 70774-050, Bearer of Identity Card 332383, issued by the Public Safety Department of the Distrito Federal, and CPF 113674231-04;

Luiz Otáivio Nunes West

- Brazilian, married, accountant, resident and domiciled in Rio de Janeiro-RJ, at Rua General Ivan Raposo 148/202, Barra da Tijuca, CEP 22621-040, bearer of Identity Card 010926/0-8, issued by the Regional Accountancy Council of Bahia, and CPF 146745485-00;

Luiz Guaritá Neto

- Brazilian, married, engineer and entrepreneur, resident and domiciled at Uberaba-MG, at Rua dos Andradas 705/1501, Nossa Senhora da Abadia, CEP 38025-200, bearer of Identity Card M324134, issued by the Public Safety Department of the state of Minas Gerais, and CPF 289118816-00

Aristóteles Luiz Menezes Vasconeellos Drummond

- Brazilian, married, journalist, resident and domiciled in Rio de Janeiro-RJ, at Av. Rui Barbosa 460/801, Flamengo, CEP 22250- 020, bearer of Identity Card 1842888, issued by the Félix Pacheco Institute, and CPF 026939257-20; and

Thales de Souza Ramos Filho

- Brazilian, married, doctor, resident and domiciled at Juiz de Fora-MG, at Rua Severino Meireles 67, Passes, CEP 36025-040, bearer of Identity Card M-290728, issued by the Public Safety Department of the state of Minas Gerais, and CPF 003734436-68;

- and as substitute members:

Benedito Jose Ferreira

- Brazilian, divorced, bank employee and employee of the CEF, resident and domiciled at Antonio Carlos-MG, at Av. Benjamim Cassimiro Ferreira 135/85, Campolide, CEP 36220-000, bearer of Identity Card 22846, issued by OABMG, and CPF 007058886-49,

Leonardo Guimariles Pinto

- Brazilian, unmarried, accountant, resident and domiciled in Rio de Janeiro-RJ, at Rua Haddock Lobo, 300/1206, Tijuca, CEP 20260-142, bearer of Identity Card RJ-091640/O-8, issued by CRC/RJ, and CPF 082887307-01

Ari Barcelos da Silva	- Brazilian, married, company manager, resident and domiciled in

Rio de Janeiro-RJ, at Rua Professor Hermes Lima 735/302, Recreio dos Bandeirantes, CEP 22795-065, bearer of Identity Card 2027107-7, issued by CRA-RJ, and CPF 006124137-72;

Marcus Eolo de Lamounier Bicalho -

– Brazilian, married, economist, resident and domiciled at Belo Horizonte-MG, at Rua Adolfo Radice 114, Mangabeiras, CEP 30315-050, bearer of Identity Card M-1033867, issued by the Public Safety Department of the state of Minas Gerais, and CPF 001909696-87; and

Aliomar Silva Lima -

– Brazilian, married, economist, resident and domiciled at Belo Horizonte-MG, at Rua Aimors, 2441/902, Lourdes, CEP 30140-072, bearer of Identity Card MG-449262, issued by the Public Safety Department of the state of Minas Gerais, and CPF 131654456-72.

The proposals by the representative of the stockholder State of Minas Gerais for membership of the Audit Board were put to debate, and to a vote, and approved..

The members elected declared – in advance – that they are not subject to any prohibition on exercise of commercial activity, and made a solemn undertaking that they are aware of and will obey and comply with the principles, ethical values and rules established by the Code of Ethnical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

Continuing the business of the meeting, the Chairman proceeded to Item 5 of the agenda, and states that it was now time to decide on changes to the composition of the Board of Directors of Cemig GT, in view of the facts that:

1)                                      Under the sole paragraph of Article 8 of the Bylaws, the members of the Board of Directors of this company shall, obligatorily, be the same members of the Board of Directors of the sole stockholder, Companhia Enérgetica de Minas Gerais – Cemigé;

2)                                      Board Members Wilson Nélio Brumer and Eduardo Leite Hoffmann had resigned, according to letters in the company’s possession;

3)                                      New sitting and substitute members of the board of Directors of Companhia Energética de Minas Gerais – Cemig had been elected today in the Ordinary and Extraordinary General Meetings of Stockholders of that Company held at 10.30 a.m. today;

the representative of Cemig asked for the floor and proposed the following decisions in relation to membership of the Board of Directors, with period of office of 3 (three) years, that is to say, up to the Ordinary General Meeting to be held in 2010, of the following:

1- Dismissal of the following Board members, since they are no longer Board Members of the sole stockholder:

Sitting members:

Carlos Augusto Leite Brandão, Haroldo Guimarães Brasil, Andrĕa Paula Fernandes Pansa e José Augusto Pimentel Pessôa;

Substitute members:

Nohad Toufic Harati, Antônio Renato do Nascimento e Francisco de Assis Soares;

2-Election, as substitute member for the board member Marcio Araujo de Lacerda, of

Paulo Sérgio Machado	- Brazilian, married, engineer, resident and domiciled at Belo
Ribeiro	Horizonte-MG, at Rua Piaui 1848/503, Funcionàrios, CEP 30150-
321, bearer of Identity Card 34133/D, issued by CREA/MG, and
CPF 428576006-15;

3-Election, as substitute member for the board member Wilton de Medeiros Daher, of

Guy Maria Villeia Paschoal	Brazilian, married, engineer, resident and domiciled at Belo
Horizonte-MG, at Rua Jornalista Djalma Andrade 210, Belvedere,
CEP 30320-540, bearer of Identity Card M-6I6, issued by the
Public Safety Department of the Estado de Minas Gerais, and CPF 000798806-06.

4-Election as a sitting member, of

João Camilo Penna	- Brazilian, married, engineer, resident and domiciled at Belo
Horizonte-MG, at Rua La Plata 90, Sion, CEP 30315-460, bearer of Identity Card MG-246968, issued by the Public Safety
Department of the state of Minas Gerais, and CPF 000976836-04;
- his substitute member being Guilherme Horta Gonsalves Júnior;

5-Election, as sitting members, of
Britaldo Pedrosa Soares	- Brazilian, married, engineer, resident and domiciled at São
Paulo-SP, at Rua João Cachoeira 292/143, Vila Nova Conceicão,
CEP 04535-000, bearer of Identity Card MG-228266, issued by
the Public Safety Department of the state of Minas Gerais, and CPF 360634796-00;

Roberto Pinto Ferreira	- Brazilian, married, retired diplomat, resident and domiciled in
Mameri Abdenur	Rio de Janeiro-RJ, at Rua Prudente de Morais 1179/1302,
Ipanema, CEP 22420-043, bearer of identity Card 2241672 (MAT
IPASE), issued by the Foreign relations Ministry, and CPF 0750172914-72; and

José Castelo Branco da Cruz	- Brazilian, married, lawyer, resident and domiciled in Rio de
Janeiro-RJ, at Rua Presidente Wilson 113/11th floor, Centro, CEP
20030-020, bearer of Identity Card 43688571, issued by the Felix
Pacheco Institute, and CPF 198674503-10;
- and as Substitute members:
Jeffery Atwood Safford

- American citizen, married, entrepreneur, resident and domiciled in São Paulo-SP, at Rua José Maria Lisboa 1096/11, Jardim Paulista, CEP 01423-001, bearer of Identity Card V365071-H, issued by the Public Safety Department of the state of São Paulo, and CPF 229902218-08;

Airton Ribero de Matos	- Brazilian, married, accountant, resident and domiciled at Mogi-Guaçu-SP, at Rua José Rodrigues Filho 90, Jardim Serra
Dourada, CEP 13844-162, bearer of Identity Card 13294949, issued by the Public Safety Department of the state of São
Paulo, and CPF 031093858-99; and

Sérglo Ladeira Furquim Werneck Fliho	- Brazilian, married, company manager, resident and domiciled at São Paulo-SP, at Av. São Paulo Antigo 500/173B, Real
Parque, CEP 05684-011, bearer of identity Card M-3295169, issued by the Public Safety Department of the state of Minas
Gerais, and CPF 653590036-34.

6-Election, as a sitting member, of
André Araúdjo Filho	- Brazilian, married, lawyer, resident and domiciled in São Paulo-
SP, at Alameda Lorena 427/13th floor, Cerqueira César, CEP 01424-000, bearer of Identity Card 2724073, issued by the Public Safety Department of the state of São Paulo, and CPF 044637908-59;
7-Change of the status of

Maria Amália Delfim de Melo	- Brazilian, married, economist, resident and domiciled at Rio de
Coutrim	Janeiro-RJ, Av. Rui Barbosa 582/12th floor, Flamnengo, CEP
22250-020, Bearer of Identity Card 12944, issued by Corecon do
Estado do Rio de Janeiro, and CPF 654298507-72;
to that of substitute member for Board Member Evandro Veiga Negrão de Lima;

8- Change of the status of
Andréa Leandro Silva	- Brazilian, single, lawyer, resident and domiciled in São Paulo-
SP, at Rua Ibiaporã 139, Ague Funda, CEP 04157-090, Bearer of Identity Card 24481467-3, issued by the Public Safety Department of the state of São Paulo, and CPF 165779628-04;
to that of substitute member for Board Member André Araújo Filho; and

9-                That the above elections shall be to serve the same period of office that remains to the other existing members, that is to say until the Ordinary General Meeting of Stockholders to be held in 2010.

The proposal of the representative of Companhia Energética de Minas Gerais – Cemig was put to debate, and subsequently to a vote, and was approved.

The Chairman then explained that Companhia Energética de Minas Gerais will assign, to each new member of the Board of Directors, as its fiduciary agent, one single share owned by itself, for the period for which such members remain as members of the Board of this company, solely and exclusively to comply with the requirement that the members of the Board of Directors must be shareholders of the company. Finally, he said that, once the Board Members had completed their period of office or if they were dismissed from their positions, the shares granted to them shall be automatically transferred back to Cemig, without there being any need whatsoever for signature by the Board Members in question. The fiduciary nature of the assignment of the shares is based on the legal principle that determines that a person who receives an asset, in this case, the share, has the commitment to restitute it in a certain event, in this case, the end of the term of office, or leaving office, or being dismissed from it.

The elected Board Members declared – in advance – that they are not subject to any prohibition on the exercise of commercial activity, that they do not occupy any position in a company that can be considered a competitor of the Company, nor have nor represent any interest conflicting with that of Cemig, and gave a solemn undertaking that they are aware of, and will obey, the principles, ethical values and rules established by the Code of Ethnical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

The Chairman then stated that the Board of Directors was now constituted as follows:

Sitting members;

Marcio Araújo de Lacerda, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Antŏnio Adriano Silva, Francelino Pereira dos Santos, Maria Estela Kubitschek Lopes, Joăo Camilo Penna, Wilton de Medeiros Daher, Britaldo Pedrosa Soares, Evandro Veiga Negrăo de Lima, Andrĕ Araújo Filho, Roberto Pinto Ferreira Mameri Abdenur and Josĕ Castelo Branco da Cruz;

- and their Substitute members (– respectively:)

Paulo Sergio Machado Ribeiro, Lauro Sĕrgio Vasconcelos David, Eduardo Lery Vieira, Franklin Moreira Goncalves, Marco Antŏnio Rodrigues da Cunha, Luiz Antŏnio Athayde Vasconcelos, Fernando Henrique Schüffner Neto, Guilherme Horta Goncalves Júnior, Guy Maria Villela Paschoal, Jeffery Atwood Safford, Maria Arnălia Delfim de Melo Coutrim, Andrĕa Leandro Silva, Airton Ribeiro de Matos and Sĕrgio Ladeira Furquim Werneck Filho.

The Chairman then stated that the publications by Cemig specified by Law 6404 of December 15, 1976, as amended, and by CVM Instruction 232 of February 10, 1995, will now be made in Minas Gerais, the official journal of the Powers of the State, and in the newspapers 0 Tempo and Gazeta Mercantil, without prejudice to occasional publication in other newspapers.

The meeting remaining open to the floor, since no one else wished to make any statement, the Chairman ordered the session suspended for a time necessary for production of these minutes.

The meeting being re-opened, the Chairman, after putting the said minutes to debate and submitting them to a vote, and verifying that they had been approved and signed, declared the meeting closed.

For the record I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign jointly with those present.

9.             Market Announcement, April 28, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

MARKET ANNOUNCEMENT

Companhia Energética de Minas Gerais – Cemig, a listed company holding public service concessions, with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the public, in accordance with its commitment to best corporate governance practices, and CVM Instructions 358 and 359 of 3 and 22 January 2002, that:

On April 24, 2008 the Board of Directors of Cemig approved the company’s participation in the auction for the Jirau Hydroelectric Plant, through the Madeira Energia Consortium, in which Cemig holds a 10% stake.

As in the previous tender auction for the Santo AntÔnio Hydroelectric Plant, Cemig will have 10 days after the auction is held in which to confirm its participation in the Jirau project.

Belo Horizonte, 28 de abril de 2008.

Luiz Fernando Rolla
Chief Officer for Finance, Investor Relations and Control of Holdings

10.                                                                                 Material Announcement, April 28, 2008

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

MATERIAL ANNOUNCEMENT

Companhia Energética de Minas Gerais – Cemig, a listed company holding public service concessions with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the public, in accordance with its commitment to best corporate governance practices, and CVM Instructions 358 and 359 of 3 and 22 January 2002, that Cemig, through its subsidiary Empresa Amazonense de Transmissão de Energia S.A. – EATE, signed two contracts on April 16, 2008 with Alupar Investimento S.A., for the purchase by EATE from Alupar of shares corresponding to the acquisition by EATE of 80% of the registered capital of Lumitrans Companhia Transmissora de Energia Elétrica and 80% of the registered capital of STC – Sistema de Transmissão Catarinense S.A.

Under the contracts EATE agreed to pay R$ 28,069,000.00 (twenty eight million and sixty nine thousand Reais) for the shares in Lumitrans and R$ 49,085,600.00 (forty nine million and eight five thousand Reais) for the shares in STC, the amounts being referenced to July 30, 2007.

Conclusion of the transaction, with effective acquisition of the shares by EATE, is subject to compliance with certain conditions established in the contracts, including approval by the Brazilian electricity regulator, Aneel; by the Brazilian Development Bank, BNDES; and by other financing bodies of the transfers of the shares of the above-mentioned companies. The transaction will also be submitted to the Brazilian antitrust authority, CADE, in accordance with Law 8884/94.

Belo Horizonte, April 28, 2008

Luiz Fernando Rolla
Chief Officer for Finance, Investor Relations and Control of Holdings

11.                                                                                 Market Announcement – 1Q 2008 results

Cemig: 1Q 2008 RESULTS

Video webcast and conference call

CEMIG

(Bovespa - CMIG3, CMIG4; NYSE - CIG, CIG.C; Latibex - XCMIG)

will announce
1ST QUARTER 2008 RESULTS

after the close of markets on

Wednesday, May 7, 2008.

and invites you to its
VIDEO WEBCAST AND CONFERENCE CALL

on

Thursday, May 8, 2008, at 11:30 am

(Brazil time)
In Portuguese and English (simultaneous translation)

Take part:

– in the video webcast: use
http://cemig.infoinyest.com.br ;

– in the conference call: phone
+55 11 - 4688-6301

Playbacks:

Video webcast: http://cemig.infoinvest.com.br
Click on the banner, download - Available 90 days

Conference call: Phone: (55 11) 4688-6312
Password: 286 - Available May 8-14

Any questions, please contact Patricia Nobre: +55 31 - 3506-5024.

12.           Earnings Release – 1Q 2008

EARNINGS RELEASE

1st Quarter 2008

A Melhor Energia do Brasil.

A Melhor Energia do Brasil.

Marcio Araújo de Lacerda, Chairman of the Board of Cemig, has this to say about Cemig’s first quarter 2008 results:

“Our exceptional results in the first quarter of 2008 show not only the success of our Strategic Plan, but also solidity of our fundamentals, which together with our continuous quest for operational excellence place Cemig in a leading position in Brazilian electricity. Through very carefully selected investments, led and guided by discipline and the demand for returns compatible with the level of risk, we add value to our stockholders and investors, while at all times respecting all our stakeholders, and the society that we serve”.

Cemig’s CEO, Djalma Bastos de Morais, said:

“We have started 2008 with our best foot forward. These results show that Cemig is growing intensely and continuously in all its businesses – generation, transmission, distribution or electricity sales and trading. And this growth is helped by our policy of growing via acquisitions, which has already produced one happy result: acquisition, through EATE (the Amazon Electricity Transmission Company, acquired by Cemig in 2006), of Lumitrans and STC, which both operate in the state of Santa Catarina. We have also signed the largest energy supply contract ever noticed in Brazil, with the Votorantim Group, for a total of R$ 10.5 billion, which is a clear indication of our skill and speed in operating profitably in an increasingly dynamic and competitive sector, positioning Cemig as a National Energy Supplier to the most important industrial players in Brazil. In generation, we have signed various contracts for feasibility studies for new power sources exceeding 2,000 MW, which give Cemig the vanguard position in expansion of the electricity system, while at the same time seeking to put these enterprises into operation with alternative, clean energy – primarily from hydroelectric and wind sources – which is a real concept for a company that has been selected for the Dow Jones Sustainability Index eight times running. What it means is that we continue to do our homework, growing in a balanced fashion in all sectors, with focus on operational excellence, mitigating risks, and taking advantage of all the possible synergies that an integrated company, and a company on the scale of Cemig, can offer”.

Luiz Fernando Rolla, Cemig’s Chief Officer for Finance, Investor Relations and Control of Holdings, comments as follows:

“In first quarter 2008 our company presented the largest cash flow in the electricity sector, based on consistent, robust operation and results – which arise from our fundamentals, which include our incessant quest to add value and profitability to our operations. Our Ebitda in 1Q08 is R$ 1.1 billion, with Ebitda margin of almost 40%, showing the effects of our policy of reduction and control of operational costs, and maintaining high levels of operational efficiency. These new levels of cash flow are in line with the estimated figures in our guidance, and in the Long Term Strategic Plan, and reflect the correctness of our strategy of growth via acquisitions and new projects, within the process of consolidation in the sector. The 2008 tariff review process, which reduced the tariff of our distribution company, was already expected and included in our projections, and will have a moderated impact on our cash flow, since the Cemig Group is made up of almost 40 companies, 7 consortia and manages a portfolio of operations that have synergy and are increasingly profitable. However, we are prepared to act in a decisive manner to adapt the distribution operation to the regulatory framework, focusing on costs’ reduction and processes reviews, leading to higher operational standards. Our economic and financial indicators are ever stronger, and we are willing and able to participate, in a profitable and rewarding manner, in all the opportunities that the electricity sector has to offer during 2008, whether for acquisitions or new projects, through strategic partnerships. Our investment policy and the principles contained inside the Long Term Strategic Plan, with a incessant pursuit of operational efficiency have succeeded in generating value and returns to our stockholders, in a way that is sustainable while continuing to grow. This release gives the main highlights of our first quarter of 2008:”

Highlights of 1st Quarter 2008

•	Ebitda: R$1.1 billion	– 22% higher year-on-year

•	Net profit: R$490 million	– 20% higher year-on-year

•	Net sales revenue: R$2.8 billion	– 19% higher year-on-year

•	Cemig signs the largest-ever contract in Brazilian electricity: R$ 10.5 billion

Economic summary

R$ million

	1Q 2008	1Q 2007	Change, %
Energy sold, GWh*	18,678	14,248	31.09
Gross revenue	4,222	3,684	14.60
Net sales revenue	2,755	2,336	18.00
Ebitda	1,087	889	22.27
Net profit	490	406	20.69
Profit per share (R$)	1,007	0,835	20.69
N° of consumers*	10,380,846	10,143,811	2.34

*  Includes figures for Light S.A.

Stock price performance

	BOVESPA		NYSE
Ticker	1Q 2008	2007	Ticker	1Q 2008	2007
CMIG 3	(18.61)%	19.15%	CIG	(2.28)%	14.89%
CMIG4	(3.07)%	(0.60)%	CIG.C	(15.08)%	(4.15)%
IBOV	(4.57)%	43.65%	DJIA	(7.55)%	6.44%
IEE	(2.58)%	23.74%

Gross revenue from supply of electricity

Gross revenue from supply of electricity in 1Q08 was R$ 3,577,677, 17.89% more than the revenue of R$ 3,034,879 in 1Q07.

This increase was basically due to the following factors:

Tariff adjustment in Cemig Distribuição, with average impact on consumer tariffs of 5.16%, from April 8, 2007 (full effect in 2008).

5.73% increase in volume of energy invoiced to final consumers (this excludes Cemig’s own internal consumption).

Increase in the average tariff for sales of electricity by Cemig Geração e Transmissão, resulting from the scarcity of electricity offered in 1Q08.

Recognition of non-recurring revenue relating to financial items of previous years which were included in the tariff, resulting in the constitution of regulatory assets in the gross amount of R$ 67,194.

Cemig Group: sales in 1Q08 (%)

Cemig’s total gross volume of supply of electricity in 1Q08 was 13,878 GWh, 3% less than in 1Q07.

This mainly reflects wholesale supply 26% lower, at 2,722 GWh, in 1Q08 than in 1Q07 (3,697 GWh). Excluding wholesale supply, growth in volume of electricity sold was 6%, led by increases in volume sold to rural users (+18%), industrial consumers (+7%) and commercial consumers (+6%).

Our stake in the Rio Minas Energia (RME), the controlling stockholder of Light, accounted for 11% (1,508 GWh) of our retail sales volume. Cemig GT provided the largest percentage of our total sales volume, contributing 54%, or 7,473 GWh.

Final consumers

Following the seasonal pattern, the total sales volume in GWh was slightly lower than in the fourth quarter, at 11,154 GWh compared to 11,645 GWh in 4Q07. This reduction was a little more than the comparison in previous years, due to weather factors: our concession areas – including both Minas Gerais and Rio de Janeiro (RME) – had a very mild summer.

GWh invoiced to final consumers

The charts above show the continuous growth in our volume of GWh invoiced to final consumers – with total sales volume in 1Q08 nearly 6% higher than in 1Q07, in spite of the items mentioned above.

Revenue from wholesale sales of electricity

Supply to other concession holders

Revenues from energy sold to other concession holders and “bilateral contracts” totaled R$ 296,789 in 1Q08, compared to
R$ 218,251 in 1Q07 – an increase of 35.98%. This was basically due to the increase in the price of electricity, since volume traded was 26.37% lower (2,722,220 MWh in 1Q08, compared to 3,697,304 MWh in 1Q07). As a result of the reduced availability of electricity in the first quarter of 2008, which was a result of the lower rainfall, the price of electricity in the wholesale market increased significantly, to as much as R$ 569.59/MWh in January 2008. The average wholesale tariff was R$ 59.03/MWh in the first quarter of 2007, but R$ 109.02/MWh in the first quarter of 2008 – 84.69% higher.

Revenue from use of the grid

Revenue from use of the grid, at R$ 481,592, was 1.18% lower in 1Q08 than in 1Q07 (R$ 475,991), mainly reflecting revenue 2.05% lower year-on-year from the TUSD ( Tariff for Use of the Distribution System) in Cemig Distribuição and Light, at
R$ 309,353 (vs. R$ 315,829 in 1Q07). This revenue comes from charges to free consumers for transport of energy sold by other agents in the electricity sector. The reduction primarily reflects the amount consolidated from RME, which at R$ 31,601 was R$ 5,486 lower than in 1Q07 (R$ 37,087).

Also part of this balance is revenue from use of the basic grid, of R$ 155,616 in 1Q08, 14.12% higher than in 1Q07
(R$ 136,367); and the revenue of the connection system totaling R$ 16,623 in 1Q08, 30.1% less than in 1Q07 (R$ 23,795). Please see Explanatory Note 24 to the Consolidated Quarterly Information.

Ebitda

Cemig’s Ebitda in 1Q08 was R$ 1,087,550, vs. R$ 888,746 in 1Q07, or 22.37% higher year-on-year. Adjusted for non-recurring items, Ebitda was 17.73% higher year-on-year.

As part of the tariff review of Cemig Distribuição, Aneel included in the tariff to be applied as from April 8, 2008 certain financial items relating to previous business years which resulted in the recognition of regulatory assets and liabilities which will be received and/or discounted in the tariff to be received from consumers in the period April 8, 2008 to April 7, 2009. The impact on Ebitda of this non-recurring recognition of the financial items was R$ 58,134, as shown in this table:

Ebitda, R$ million	1Q08	1Q07	Change %

Net profit	490,280	406,632	20.57
Provision for current and deferred income tax and Social Contribution	276,097	204,486	35.02
Employees’ and managers’ shares in results	22,058	21,046	4.81
Non-operational revenue (expenses)	6,102	6,196	(1.52)
Financial revenue (expenses)	79,112	66,906	18.24
Amortization and depreciation	201,481	178,726	12.73
Minority interests	12,420	4,754	161.25
Ebitda	1,087,550	888,746	22.37
Non-recurring items:
Tariff review – Net revenue	(62,464)	—	—
Tariff review – Operational expense	4,330	—	—
Adjustment to RGR charge – Homologation by Aneel	—	14,899	—
Energy CVA	—	(29,245)	—
ADJUSTED EBITDA	1,029,416	874,400	17.73

( * ) The non-recurring adjustments correspond to the company’s interpretation of events which it deems to be extraordinary, not related to current operations.

In the last 5 years our cash flow has increased by almost 127%, making it possible for us to go forward with our programs for investments and acquisitions within the process of consolidation of the Brazilian electricity sector.

Net profit

Cemig reported 1Q08 consolidated net profit of R$ 490,280, compared to consolidated net profit of R$ 406,632 million in 1Q07, an increase of 20.57%. This primarily reflects net operational revenue 18.74% higher, partly offset by operational costs and expenses 16.09% higher.

As show by the table below, the largest contribution to Cemig’s result comes from Cemig Geração e Transmissão (Cemig Generation and Transmission) and Cemig Distribuição (Cemig Distribution):

R$ million	1Q08	% of total
Cemig – holding company	(49)	(10)%
Cemig Distribuição S.A.	270	55%
Cemig Geração e Transmissão S.A.	206	42%
Rio Minas Energia	15	3%
Gasmig	12	2%
TBE	7	1%
Others	30	6%

Consolidated net profit	490	100.00

Contribution of each business

This table shows the contribution of each business to the overall results of the Cemig Group in 1Q08.

As can be seen the great majority of the portfolio of businesses, and almost 100% of the results, are in the electricity sector. Our operations are very well balanced, enabling us to dilute risks and maximize return of companies added to the portfolio, also taking advantage of synergy gains.

CONTRIBUTION OF EACH BUSINESS

BUSINESS	SALES REVENUE	%	PROFIT	%	EBITDA	%
GENERATION	817.00	19%	202.00	41%	439.00	40%
DISTRIBUTION	3,194.00	76%	286.00	58%	597.00	55%
TRANSMISSION	144.00	3%	35.00	7%	73.00	7%
GAS DISTRIBUTION	92.00	2%	11.00	2%	13.00	1%
HOLDING	1.00	0%	(49.00)	-10%	(48.00)	-4%
OTHERS	25.00	1%	5.00	1%	13.00	1%
Elimination	(70,46)	(-2)%	—	—	—	—
TOTAL	4,203.00	100%	490.00	100%	1,087.00	100%

* Amounts are in R$ million

Capex

We are planning capital expenditure of R$ 1.5 billion in 2008, 68.57% more than in 2007.

A large proportion of this investment is in Cemig Distribuição, through programs such as Cresce Minas, which will enable us to serve the demand and market that we expect and forecast for the coming years.

	Actual		Forecast
Business	2006	2007	1Q08	2008
Cemig Geracao e Transmissao	157	315	30	334
Generation	99	281	28	210
Transmission – basic grid	58	34	2	124
Cemig Distribuição	1,229	601	60	1,184
Sub-transmission	83	67	13	393
Distribution	1,146	534	47	791
Expansion and strengthening of networks	217	310	32	381
Light For Everyone program	884	124	1	276
Others	45	100	14	134
Cemig Holding	558	10	7	43
Capital injections	33	6	6	37
Other	1	4	1	6
Injection – RME 25% – Aquisition of Light	175	—	—	—
Aquisition of transmission companies – TBE	349	—	—	—
Total, investment projects	1,944	926	97	1,561

Notes:	1 2005 and 2006 figures exclude inventories and Special Obligations.
2 2007 and 2008 figures are estimates based on 2007–11 planning.

Non-controllable costs

The differences between the sums of non-controllable costs (also referred to as “CVA”) used as a reference in the calculation of the tariff adjustment and the disbursements actually made are offset in the subsequent tariff adjustments, and are registered in Current assets and Long term assets. Complying with the Aneel Chart of Accounts, some items are allocated as Deductions from operational revenue. Please refer to further information in Explanatory Note 2 and Note 8 to the Consolidated Quarterly Information.

As from March 2008 the company began to receive, in the tariff, the amounts posted in assets under “Portion A”. Hence the portion of the non-controllable costs which were actually received in the tariff is transferred to Operational expenses

Deductions from operational revenues

Deductions from operational revenues, at R$ 1,448,478 in 1Q08, were 7.39% higher than in 1Q08 (R$ 1,348,839). The principal changes in these expenses are as follows:

Fuel Consumption Account – CCC

The deduction from revenue for the CCC was R$ 77,225 in 1Q08, compared to R$ 147,174 in 1Q07, an increase of 47.53%. This relates to the operational costs of thermal plants in the Brazilian interconnected and isolated systems, split pro-rata (by Aneel Resolution) among electricity concession holders. This is a non-controllable cost. The amount posted for electricity distribution services corresponds to the amount actually passed through to the tariff. For the amount posted in relation to electricity transmission services the company merely passes through the charge, since the CCC is charged to Free Consumers on the invoice for the use of the basic grid, and passed onto Eletrobrás.

Energy Development Account – CDE

The deduction from revenue for the CDE was R$ 97,387 in 1Q08, 2.46% higher than in 1Q07 (R$ 95,049). The payments are specified by an Aneel Resolution. This is a non-controllable cost. The amount posted for electricity distribution services corresponds to the amount actually passed through to the tariff. For the amount posted in relation to electricity transmission services the company merely passes through the charge since the CCC is charged to free consumer on the invoice for the use of the grid and passed onto Eletrobrás.

RGR – Global Reversion Reserve

The deduction from revenue for the RGR was R$ 42,855 in 1Q08, 9.93% lower than in 1Q07 (R$ 47,580). This basically reflects the accounting, in March 2007, of a complement to the expense for 2005, in the amount of R$ 14,899, as homologated by Aneel.

The other deductions from revenue are for taxes calculated as a percentage of billing, and their variations thus substantially arise from the changes in revenue.

Operational costs and expenses (excluding financial revenue/expenses)

Operational costs and expenses (excluding net financial revenue (expenses)) totaled R$ 1,887,800 in 1Q08, 16.09% more than in 1Q08 (R$ 1,626,126). This is basically because purchase of electricity contributed an increase of R$ 125,078 to the expense. For more information, please see Explanatory Note 27 to the Consolidated Quarterly Information.

The principal changes in expenses are:

Electricity purchased for resale

Expenses on electricity purchased for resale totaled R$ 725,366 in 1Q08, 20.84% higher than in 1Q07 (R$ 600,288). This is a non-controllable cost, with the expense recognized in the income statement corresponding to the value effectively passed through to the tariff. Further information is given in Explanatory Note 27 to the Consolidated Quarterly Information.

Personnel expenses

Personnel expenses totaled R$ 284,363 in 1Q08, 18.77% higher than in 1Q07 (R$ 239,421). This increase was basically due to the following factors:

Salary adjustment of 5.00% given to the employees of holding company, of Cemig Distribuição and Cemig Geração e Transmissão in November 2007.

Provision for the new Voluntary Dismissal Program (PDD), in the amount of R$ 6,112, in 1Q08.

Lower transfer of costs from personnel expenses to works in progress (R$ 19,194 in 1Q08, vs. R$ 34,762 in 1Q07) due to less capital expenditure activity.

Further information on the composition of personnel expenses is given in Explanatory Note 27 to the Consolidated Quarterly Information.

Depreciation and amortization

The expense on depreciation and amortization was 12.73% higher, at R$ 201,481, in 1Q08, than in 1Q07 (R$ 178,726), basically reflecting the start up of new distribution networks and lines as a consequence of the investments in the Light For Everyone program.

Post-employment obligations

Expenses on post-employment obligations totaled R$ 61,668 in 1Q08, 101.77% higher than in 1Q07 (R$ 30,563). These expenses basically represent interest on the actuarial liabilities of the Company, net of the expected return on pension plan assets, as estimated by an external actuary. The higher expense in 2008 basically reflects the adjustment in the actuarial assumptions in December 2007, in which the assumed interest rate was reduced, increasing the value of the actuarial obligations.

Operational provisions

Operational provisions in 1Q08 totaled R$ 96,353, a reduction of 8.49% in relation to their total of R$ 105,294 in 1Q07. This lower figure basically reflects the provision of R$ 30,000 for administrative proceedings by Aneel, made in March 2007. For more information on this, please see Explanatory Notes 21 and 27 to the Quarterly Information.

Charges for Use of the Basic Transmission Grid

Charges for use of the transmission network were R$ 191,534 in 1Q08, 5.58% less than in 1Q07 (R$ 181,415).

These charges are payable by distribution and generation agents for use of the facilities and components of the basic grid, and are set by Aneel resolution. This is a non-controllable cost, with the deduction from revenue recorded corresponding to the value effectively passed through to the tariff.

Gas purchased for resale

The cost of gas purchased for resale was R$ 53,420 in 1Q08, 77.92% higher than in 1Q07 (R$ 30,024). This basically is due to a higher quantity of gas purchased, due to more operation by the thermal plants that are clients of Gasmig, in 1Q08.

Outsourced services

Expenses on outsourced services in 1Q08 were R$ 144,752, 19.90% higher than in 1Q07 (R$ 120,732). This primarily reflects increased spending on maintenance and conservation of electricity facilities, contracted labor and communication.

Financial revenues (expenses)

The company posted net financial expenses of R$ 79,112 for 2008, which compares with net financial expenses of R$ 66,906 in first quarter 2007. The main factors affecting net financial revenues (expenses) were:

Revenue from cash investments was 27.56% higher in 2008, due to a higher average balance of cash invested. This revenue was R$ 53,863 in 1Q08, vs. R$ 42,226 in 2007.

The revenue from arrears penalty payments on client electricity bills was R$ 26,281 higher, at R$ 50,708 in 1Q08, vs. R$ 24,427 in 1Q07. A principal component in this difference was reflected in revenue of Cemig Distribuição in 1Q08 of R$ 10,516, when certain large industrial consumers paid accounts relating to previous year – on which the value of the principal was considerably lower than the amount added as financial charges.

Revenue from monetary updating on the General Agreement for the Electricity Sector was 27.50% lower. The revenue was R$ 45,206 in the first quarter of 2008, vs. R$ 62,353 in 1Q 2007 – reflecting the lower value of the regulatory assets in 2008, as part of the regulatory assets previously posted (RTE and Deferred Tariff Adjustment) were amortized.

Monetary updating and interest on the Deferred Tariff Adjustment was 24.79% lower, at R$ 25,897, in 1Q08, than in 1Q07 (R$ 34,433) – again due to reduction of the principal value of the asset as a result of parts of it being received in electricity accounts. For further details please see Explanatory Note 11 to the Consolidated Quarterly Information.

Servicing on loans and financings 37.64% lower, in the amount of R$ 83,922, mainly reflecting a lower CDI rate (the indexor for the contracts) in 1Q08 than in 1Q07.

Net loss of R$ 7,820 on currency variations in 1Q08, compared to net gain of R$ 29,475 in 1Q07, basically reflecting effects on foreign currency loans and financings. The FX loss in 2008 mainly reflects the variation in the Yen (which is indexor of some contracts of Cemig Geração e Transmissão): the Yen appreciated by 10.78% during the first quarter of 2008, but devalued by 3.10% during 1Q 2007. In contrast, the US Dollar devalued in both periods: by 1.25% in 1Q 2008, and by 4.10% in 1Q07 – providing some reduction in the FX loss.

Net loss on financial instruments in 1Q08 of R$ 5,00, compared to a net loss of R$ 34,961 in the same period of 2007. This mainly arises from the variation in the US Dollar mentioned in the previous paragraph, since the Company entered swap transactions, for part of its debt in foreign currency, in which the indexor on contracts was swapped from foreign currency to CDI.

For a breakdown of financial revenues and expenses, see Explanatory Note 28 to the Consolidated Quarterly Information.

Income tax and Social Contribution

In 1Q08, Cemig posted expenses on income tax and Social Contribution of R$ 276,097, representing 34.48% of the pre-tax profit of R$ 800,855. In 1Q07, the company posted expenses on income tax and Social Contribution of R$ 204,486, representing 32.11% of the pre-tax profit of R$ 636,918. These effective rates are compared with the nominal rates in Note 10 to the Consolidated Quarterly Information.

Disclaimer

Some statements and assumptions contained in this release are forecasts based on the points of view and assumptions of management, and involve known and unknown risks and uncertainties. The actual results may be materially different from those expressed or implicit in such statements.

Contact:	Investor Relations
ri@cemig.com.br
Tel. +55-31-3506-5024
Fax +55-31-3506-5026

Chart 1

Energy Sales (Consolidated)

	Ner. of consumers		MWh		R$ thousand
	1st Q.		1st Q.		1st Q.
	2008	2007	2008	2007	2008	2007
Residential	8.815.400	8.626.596	2.236.580	2.208.695	1.149.276	1.074.350
Industrial	86.349	84.538	6.101.503	5.690.629	891.848	734.683
Commercial	832.761	827.087	1.477.530	1.394.191	667.921	605.808
Rural	569.093	527.738	456.423	388.443	137.545	113.858
Others	73.496	76.664	868.874	855.181	269.672	244.435
Own Consumption	1.151	1.138	13.106	13.538	—	—
Low-Income Consumers Subsidy					41.142
Unbilled Supply, Net	—	—	—	—	99.190	(4.595)
Supply	82	50	2.722.220	3.697.304	294.355	218.251
Transactions on the CCEE	—	—	—	—	24.294	28.224
TOTAL	10.378.332	10.143.811	13.876.236	14.247.981	3.575.243	3.034.879

Chart II

Sales per Company

Cemig Distribution

1º Quarter 2008 Sales	GWh
Industrial	1,730
Residencial	1,225
Rural	453
Commercial	1,084
Others	683
Sub total	5,175
Wholesale supply	—
Total	5,175

Cemig GT

1º Quarter 2008 Sales	GWh
Free Consumers	4,493
Wholesale supply	2,980
Wholesale supply Cemig Group	298
Wholesale supply bilateral contracts	2,682
Total	7,473

Independent Generation

1º Quarter 2008 Sales	GWh
Horizontes	22
Ipatinga	84
Sá Carvalho	118
Barreiro	25
CEMIG PCH S.A	32
Rosal	55
Capim Branco	131
Total	467

RME (25%)

1º Quarter 2008 Sales	GWh
Industrial	113
Residencial	507
Rural	3
Wholesale supply	303
Commercial	383
Others	199
Total	1,508

Cemig Consolidated by Company

1º Quarter 2008 Sales	GWh	Participacão
Cemig Distribution	5,175	37%
Cemig GT	7,473	54%
Wholesale Cemig Group	(664)	-5%
Wholesale Light Group	(83)	-1%
Independent Generation	467	3%
RME	1,508	11%
Total	13,876	100%

Chart III

Operating Revenues (consolidated)
Values in million of Reais

	1st Q. 2008	1st Q. 2007	2007
Sales to end consumers	3.257	2.788	12.050
TUSD	309	316	1.314
Subtotal	3.566	3.104	13.364
Supply + Transactions in the CCEE	319	247	1.236
Revenues from Trans. Network	172	160	632
Gas Supply	92	64	297
Others	54	76	261
Subtotal	4.203	3.651	15.790
Deductions	(1.448)	(1.349)	(5.544)
Net Revenues	2.755	2.302	10.246

Chart IV

Operating Expenses (consolidated)

Values in millions of reais

	1st Q. 2008	1st Q. 2007	2007
Purchased Energy	725	600	2794
Personnel/Administrators/Councillors	284	239	968
Depreciation and Amortization	201	179	778
Charges for Use of Basic Transmission Network	173	147	650
Contracted Services	145	121	619
Forluz – Post-Retirement Employee Benefits	62	31	123
Materials	48	23	94
Royalties	34	38	137
Gas Purchased for Resale	54	30	154
Operating Provisions	96	105	291
Other Expenses	47	79	343
Total	1.869	1.592	6.951

Chart V

Financial Result Breakdown
Values in millions of reais

	1st Q. 2008	1st Q. 2007	2007
Financial Revenues	248	304	1.286
Income from Investments	54	42	200
Fines on Energy Accounts	51	24	123
CRC Contract/State (interest + monetary variation)	39	38	159
Monetary variation of Extraordinary Tariff Recomposition and RTD	78	121	581
Exchange Rate Variations	3	32	120
Others (PIS/PASEP + Derivatives + FIDC Revenue)	23	47	103

Financial Expenses
Charges on Loans and Financing	-195	-371	-852
Monetary variation of Extraordinary Tariff Recomposition	-17	-223	-176
Exchange Rate Variations	-10	-28	-10
Monetary Variarion Liabilities - Loans and Financing	-24	-2	-26
CPMF	-5	-7	-67
Losses from Derivatives	-12	-17	-187
Others + Provision for Losses from Tariff Recomposition	-64	-36	-324
Financial Result	(79)	(58)	(356)

Chart VI

Statement of Results (Consolidated)
Values in millions of reais

	1st Q. 2008	1st Q. 2007	2007
Net Revenue	2.755	2.302	10.246
Operating Expenses	(1.869)	(1.592)	(6.951)
EBIT	886	710	3.295
EBITDA	1.088	889	4.073
Financial Result	(79)	(67)	(356)
Non-Operating Result	(6)	(6)	(10)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(276)	(204)	(623)
Employee Participation	(22)	(21)	(455)
Minority Shareholders	(13)	(5)	(116)
Net Income	490	407	1.735
Net Margin	18%	18%	17%

Chart VIII

Adjusted Results
Net Income and Ebitda

	1º trim 2008	1º trim 2007%
Net income	490	407	20%
(a) tariff revision – effect on net revenue	(41)
(b) tariff revision - effect on operation expenses	3
(c) Adjustment on RGR expense		10
(d) CVA – energy purchase		(19)
Adjusted net income	452	398	14%
Ebitda	1.088	889	22%
(a) tariff revision – effect on net revenue	(62)
(b) tariff revision - effect on operation expenses	4
(c) Adjustment on RGR expense		15
(d) CVA – energy purchase		(29)
Adjusted Ebitda	1.030	875	18%

Chart IX

Related party transactions
Values in millions of reais

	State of Minas Gerais Government
	1st Q. 2008	2007
ASSETS
Current Assets
Customers and distributors	2	2
Tax Recoverable -	—	—
State VAT recoverable	274	167
Noncurrent assets	—	—
Accounts receivable from Minas Gerais State Government	1.739	1.763
Tax Recoverable -	70	58
VAT recoverable	—	—
Customers and distributors	34	37
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities	—	—
Taxes, fees and charges	—	—
VAT - ICMS payable	301	268
Interest on capital and Dividends	—	126
Debentures	150	147
Credit Receivables Fund (FDIC)	956	990
Financing	20	18

Chart X

Share Ownership

Number of shares as of march 31, 2008

Shareholders	Common	%	Preferred	%	Total	%
State of Minas Gerais	108.348.914	51	—	—	108.348.914	22
Southern Electric Brasil Part. Ltda.	70.088.868	33	—	—	70.088.868	14
Other:	—	—	—	—	—	—
Local	20.464.380	10	89.500.738	33	109.965.118	23
Foreigners	13.720.341	6	184.338.215	67	198.058.556	41
Total	212.622.503	100	273.838.953	100	486.461.456	100

* Southern Electric Brasil Participações Ltda

Chart XI

BALANCE SHEETS (CONSOLIDATED)
ASSETS

Values in millions of reais

	1 st Q. 2008	2007
CURRENT ASSETS	7.919	7.722
Cash and Cash Equivalents	2.459	2.066
Consumers and Distributors	2.063	2.025
Consumers – Rate Adjustment	388	451
Dealership - Energy Transportation	524	474
Dealers - Transactions on the MAE	16	31
Tax Recoverable	898	810
Materials and Supplies	37	42
Prepaid Expenses - CVA	147	520
Tax Credits	513	490
Regulatory Assets	62	58
Deferred Tariff Adjustment	433	464
Other	379	291
NONCURRENT ASSETS	4.641	4.315
Account Receivable from Minas Gerais State Government	1.739	1.763
Consumers – Rate Adjustment	715	721
Regulatory Assets	—	61
Prepaid Expenses - CVA	659	178
Tax Credits	699	695
Deferred Tariff Adjustment	—	—
Dealers - Transactions on the MAE	9	14
Recoverable Taxes	379	365
Escrow Account re: Lawsuits	270	272
Consumers and Distributors	115	126
Other Receivables	44	38
	12.173	12.230
Investments	1.078	1.071
Property, Plant and Equipment	10.500	10.563
Intangible	534	532
Deferred Charges	61	64
TOTAL ASSETS	24.733	24.267

Chart XIII

Cash Flow Statement (consolidated)

Values in million of Reais

	1st Q. 2008	1st Q. 2007
Cash at start of period	2.066	1.375
Cash from operations	637	728
Net income	490	407
Depreciation and amortization	201	179
Suppliers	188	148
Other adjustments	(342)	(136)
Financing activity	-94	4
Financing obtained	21	315
Payment of loans and financing	(115)	(512)
Loans and financing	—	200
Other	—	1
Investment activity	-150	-224
Investments outside the concession area	(12)	(38)
Investments in the concession area	(107)	(252)
Special obligations - consumer contributions	(27)	71
Other	(4)	(5)
Cash at the end of period	2.459	1.883

CHART XIV

STATEMENT RESULTS PER COMPANY

VALUES IN R$’000

ITEM

	HOLDING	CEMIG - GT	CEMIG - D	RME Light	ETEP,ENTE,	ERTE,EATE,	GASMIG	INFOVIAS	SÁ CARVALHO	ROSAL	OTHERS	ELIMINATION	TOTAL

ASSETS	10,378,681	7,958,279	10,311,887	2,166,770	266,383		395,429	282,935	143,924	122,476	512,673	(7,805,992)	24,733,445
Cash and cash equivalents	62,922	976,326	928,196	99,051	29,123		113,517	34,701	52,088	42,191	120,660	—	2,458,775
Accounts receivable	2,106,115	375,926	1,836,738	407,215	8,627		160,911	7,502	5,629	2,720	29,385	(500,131)	4,440,637
Regulatory assets	—	25,427	2,319,667	96,855	—		—	—	—	—	—	—	2,441,949
Other assets	679,174	674,743	1,241,105	543,186	3,792		26,974	47,849	14,503	3,723	31,432	(47,912)	3,218,569
Fixed assets / PP&E / Deferred	7,530,470	5,905,857	3,986,181	1,020,463	224,841		94,027	192,883	71,704	73,842	331,196	(7,257,949)	12,173,515
LIABILITIES	10,378,681	7,958,279	10,311,887	2,166,770	266,383		395,429	282,935	143,924	122,476	512,673	(7,805,992)	24,733,445
Suppliers, including wholesale electricity	9,113	99,725	841,862	116,819	649		34,197	2,999	5,021	4,200	13,036	(26,193)	1,101,428
Loans, financings and debentures	81,713	3,173,418	2,810,987	485,884	141,526		—	6,110	—	—	76,373	955,977	7,731,988
Interest on Equity and dividends	881,457	535,398	646,667	—	14,635		11,434	7,866	20,970	17,411	68,497	(1,322,878)	881,457
Post-employment obligations	55,500	275,256	884,693	254,951	—		—	—	—	—	—	—	1,470,400
Other liabilities	470,441	680,491	2,416,477	612,794	7,472		147,825	6,351	17,359	7,271	40,116	(154,949)	4,251,648
Future earnings	—	—	—	85,097	—		—	—	—	—	—	—	85,097
Minority interests	—	—	—	330,970	—		—	—	—	—	—	—	330,970
Stockholders’ equity	8,880,457	3,193,991	2,711,201	280,255	102,101		201,973	259,609	100,574	93,594	314,651	(7,257,949)	8,880,457
INCOME STATEMENT
Net operational revenue	97	682,773	1,647,782	330,097	17,700		71,719	19,246	10,691	6,612	38,408	(70,466)	2,754,659
Operational costs and expenses	-	-
Personnel	(3,880)	(64,219)	(194,660)	(15,492)	(540)		(3,010)	(1,527)	(200)	(236)	(599)	—	(284,363)
Post-employment obligations	(2,796)	(12,004)	(37,169)	(9,699)	—		—	—	—	—	—	—	(61,668)
Materials	(34)	(2,863)	(22,024)	(978)	(24)		(292)	(96)	(50)	(58)	(67)	—	(26,486)
Raw materials	—	(21,785)	—	—	—		—	—	—	—	—	—	(21,785)
Outsourced services	(1,352)	(16,945)	(99,953)	(15,585)	(1,051)		(888)	(3,732)	(573)	(499)	(4,174)	—	(144,752)
Water use royalties	—	(31,201)	(1,048)	—	—		—	—	(485)	(247)	(805)	—	(33,786)
Electricity bought for resale	—	—	(577,738)	(174,670)	—		—	—	—	(999)	(5,145)	33,186	(725,366)
Charges for use of the basic grid	—	(64,437)	(119,994)	(21,626)	—		—	—	—	(824)	(2,723)	37,280	(172,324)
Depreciation and amortization	(74)	(56,345)	(110,515)	(20,594)	(1,874)		(1,013)	(6,644)	(627)	(543)	(3,252)	—	(201,481)
Operational provisions	(40,822)	932	(36,652)	(19,035)	—		—	—	—	—	(776)	—	(96,353)
Gas bought for resale	—	—	—	—	—		(53,420)	—	—	—	—	—	(53,420)
Other expenses, net	228	(8,773)	(29,261)	(5,544)	(229)		(1,074)	(1,399)	(113)	(94)	(547)	—	(46,806)
	(48,730)	(277,640)	(1,229,014)	(283,223)	(3,718)		(59,697)	(13,398)	(2,048)	(3,500)	(18,088)	70,466	(1,868,590)

Operational profit before equity income and	(48,633)	405,133	418,768	46,874	13,982		12,022	5,848	8,643	3,112	20,320	—	886,069
Financial revenue (expenses)	(4,596)	(79,686)	10,541	(11,278)	(3,355)		4,360	1,083	1,307	956	1,556	—	(79,112)
Operational profit (loss)	(53,229)	325,447	429,309	35,596	10,627		16,382	6,931	9,950	4,068	21,876	—	806,957
Non-operational revenue (expenses)	(1,514)	(7,847)	(1,464)	4,469	—		—	254	—	—	—	—	(6,102)
Profit (loss) before income tax and Social Contribution	(54,743)	317,600	427,845	40,065	10,627		16,382	7,185	9,950	4,068	21,876	—	800,855
Income tax and Social Contribution	5,930	(106,953)	(141,031)	(12,945)	(3,467)		(5,211)	(2,566)	(3,364)	(701)	(5,789)	—	(276,097)
Minority interests	—	—	—	(12,420)	—		—	—	—	—	—	—	(12,420)
EMPLOYEE PROFIT SHARING	(771)	(4,919)	(16,155)	—	—		—	—	(37)	(34)	(142)	—	(22,058)
NET PROFIT FOR THE YEAR	(49,584)	205,728	270,659	14,700	7,160		11,171	4,619	6,549	3,333	15,945	—	490,280

Chart XII

BALANCE SHEETS (CONSOLIDATED)

LIABILITIES AND SHAREHOLDERS’ EQUITY

Values in millions of reais

	1 st Q. 2008	2007
CURRENT LIABILITIES	5,476	5,862
Suppliers	760	936
Taxes payable	1.210	1.078
Loan, Financing and Debentures	1.137	1.021
Payroll,related charges and employee participation	246	338
Interest on capital and dividends	881	881
Employee post-retirement benefits	100	107
Regulatory charges	412	396
Other Obligations - Provision for losses on financial instruments	470	556
Regulatory Liabilities - CVA	260	549
NON CURRENT LIABILITIES	9,961	9,610
Loan, Financing and Debentures	6.595	6.619
Employee post-retirement benefits	1.370	1.364
Suppliers	341	341
Taxes and social charges	326	319
Reserve for contingencies	712	635
Other	140	136
Prepaid expenses - CVA	477	196
Deferred income	85	86
PARTICIPATION IN ASSOCIATE COMPANIES	331	319
SHAREHOLDERS’ EQUITY	8,880	8,390
Registered Capital	2.432	2.432
Capital reserves	4.032	4.032
Income reserves	1.899	1.899
Funds for capital increase	517	27
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	24,733	24,267

CEMIG GT – Tables I to III

Chart I

Operating Revenues (consolidated) - CEMIG GT

Values in million of Reais

	1st Q. 2008	1st Q. 2007	2007
Sales to end consumers	429	349	1,663
Supply	292	246	1,120
Revenues from Trans. Network + Transactions in the CCEE	150	141	550
Others	7	3	41
Subtotal	878	739	3,374
Deductions	(195)	(152)	(708)
Net Revenues	683	587	2,666

Chart II

Operating Expenses (consolidated) - CEMIG GT
Values in millions of reais

	1st Q. 2008	1st Q. 2007	2007
Personnel/Administrators/Councillors	64	55	228
Depreciation and Amortization	56	56	223
Charges for Use of Basic Transmission Network	64	62	257
Contracted Services	17	18	96
Forluz – Post-Retirement Employee Benefits	12	6	23
Materials	3	3	18
Royalties	31	36	130
Operating Provisions	—	—	6
Other Expenses	9	16	78
Raw material for production	22	—	58
Total	278	252	1,117

Chart III

Statement of Results (Consolidated) - CEMIG GT

Values in millions of reais

	1st Q. 2008	1st Q. 2007	2007
Net Revenue	683	587	2,666
Operating Expenses	(278)	(252)	(1,193)
EBIT	405	335	1,473
EBITDA	461	391	1,696
Financial Result	(80)	(69)	(333)
Non-Operating Result	(7)	6	(3)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(107)	(91)	(280)
Employee Participation	(5)	(5)	(110)
Net Income	206	176	747

CHART IV

Net income Adjusted

Values in R$ Million	1q08	1q07%
Net income	205,728	176,211	16.8

Adjusted net income	205,728	176,211	16.8
Employee Profit Sharing	3,247	3,344	(2.9)
Net Income Adjusted for Employee Profit Sharing	208,975	179,555	16,4
Ebitda	461,478	391,198	18.0

Adjusted Ebitda	461,478	391,198	18.0

CEMIG D – Tables I to IV

CHART I

CEMIG D - MARKET (GWh)
	CAPTIVE MARKET	TUSD	TOTAL ENERGY TRANSPORTED
1Q05	5,192	3,042	8,234
2Q05	5,048	3,923	8,971
3Q05	5,004	3,063	8,067
4Q05	5,065	4,119	9,184
1Q06	5,856	4,050	9,906
2Q06	5,986	4,207	10,193
3Q06	5,069	4,286	9,355
4Q06	5,059	4,194	9,253
1Q07	4,912	4,128	9,040
2Q07	5,267	4,438	9,705
3Q07	5,165	4,516	9,681
4Q07	5,350	4,457	9,807
1Q08	5,175	4,082	9,257

Chart II

Operating Revenues (consolidated) - CEMIG D

Values in million of Reais

	1st Q. 2008	1st Q. 2007	2007
Sales to end consumers	2338	1921	8,488
TUSD	315	313	1,321
Subtotal	2653	2234	9,809
Supply + Transactions in the CCEE	5	0	23
Others	18	14	68
Subtotal	2,676	2,248	9,900
Deductions	-1028	-951	(3,924)
Net Revenues	1,648	1,297	5,976

Chart III

Operating Expenses (consolidated) - CEMIG D

Values in millions of reais

	1st Q. 2008	1st Q. 2007	2007
Purchased Energy	578	440	2164
Personnel/Administrators/Councillors	195	157	619
Depreciation and Amortization	110	95	417
Charges for Use of Basic Transmission Network	120	117	447
Contracted Services	100	78	396
Forluz – Post-Retirement Employee Benefits	37	18	73
Materials	22	17	69
Operating Provisions	37	51	176
Other Expenses	30	34	165
Total	1,229	1,007	4,526

Chart IV

Statement of Results (Consolidated) - CEMIG D

Values in millions of reais

	1st Q. 2008	1st Q. 2007	2007
Net Revenue	1,648	1,297	5,976
Operating Expenses	(1,229)	(1,007)	(4,526)
EBIT	419	290	1,450
EBITDA	529	385	1,867
Financial Result	10	11	8
Non-Operating Result	(1)	(10)	(43)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(141)	(95)	(312)
Employee Participation	(16)	(16)	(332)
Net Income	271	180	771

CHART V

Net Income Adjusted

Values in R$ Million	1q08	1q07%
Net Income	270,659	180,398	50.0
(a) tariff revision – effect on net revenue	(41,226)
(b) tariff revision - effect on operation expenses	2,858
(c) Adjustment on RGR expense		9,833
(d) CVA – energy purchase		(19,302)
Net Income Adjusted	232,291	170,930	35.9
Employee Profit Sharing	10,662	10,456	2.0
Net Income Adjusted for employee profit sharing	242,953	181,385	33.9
Ebitda	529,283	384,805	37.5
(a) tariff revision – effect on net revenue	(62,464)
(b) tariff revision - effect on operation expenses	4,330
(c) Adjustment on RGR expense		14,899
(d) CVA – energy purchase		(29,245)
Adjusted Ebitda	471,149	370,459	27.2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

	By:	/s/ Luiz Fernando Rolla
		Name:	Luiz Fernando Rolla
		Title:	Chief Financial Officer, Investor Relations Officer and Control of Holdings Officer
Date: May 8, 2008